Exhibit 99.1

Management’s Discussion & Analysis Shaw Communications Inc.	3

Forward

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. or, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group. This MD&A is current as at October 30, 2020 and was approved by Shaw’s Board of Directors.

Caution Concerning Forward Looking Statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures, and partnership arrangements;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•	the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations, and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented by governments or regulators;

•	timing of new product and service launches;

•	Private LTE network offerings, initiatives, and partnerships as well as the performance and capability of such Private LTE networks and their ability to meet the needs of Shaw’s customers, including the future provision of 5G services;

•	the deployment of: (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless and wireline technologies such as 5G and Internet protocol television, or IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the ability of Shaw Mobile to drive customer growth;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the sustainability of results/objectives and cost reductions achieved through the Total Business Transformation (TBT) initiative and Voluntary Departure Program (VDP);

•	the impact that the employee exits in connection with VDP will have on Shaw’s business operations;

•	the expansion and growth of Shaw’s business and operations and other goals and plans; and

•	the expected impact of the ongoing commodity price challenges and the COVID-19 pandemic.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the ongoing presence of commodity price challenges and the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial, and municipal), regulatory authorities, businesses, and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods. These assumptions, many of which are confidential, include, but are not limited to management expectations with respect to:

•	general economic conditions, which includes the impact on the economy and financial markets of (i) fluctuations

4	Shaw Communications Inc. 2020 Annual Report

in commodity prices, and (ii) the COVID-19 pandemic and other health risks;

•	the impact of (i) fluctuations in commodity prices, and (ii) the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources, and/or financial results;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in Wireless handset sales;

•	pricing, usage, and churn rates;

•	availability and cost of programming, content, equipment, and devices;

•	the completion of proposed transactions;

•	the integration of acquisitions;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•	access to key suppliers and third party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•	the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the TBT initiative yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers), and (ii) sustainability of cost reductions achieved through VDP;

•	the cost estimates for any outsourcing requirements and new roles in connection with VDP;

•	operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores, and employees to reduce the spread of COVID-19;

•	the Company can gain access to sufficient retail distribution channels; and

•	the Company can access the spectrum resources required to execute on its current and long-term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	changes in general economic, market, and business conditions including the impact of (i) fluctuations in commodity prices, and (ii) the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources, and/or financial results;

•	increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores, and employees in response to the COVID-19 pandemic;

•	changes in interest rates, income taxes, and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations, and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

Management’s Discussion & Analysis Shaw Communications Inc.	5

•	the Company’s ability to execute its strategic plans and complete its capital and other projects by the completion date;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to close key transactions;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third party service providers required to execute on its current and long term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to sustain the results/objectives and cost reductions achieved through the TBT initiative and VDP;

•	the Company’s ability to complete the employee exits in connection with VDP with minimal impact on operations;

•	the Company’s ability to complete the deployment of (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts, and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Fiscal 2021 Guidance.” Shaw discloses this information because it believes that certain investors, analysts, and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

6	Shaw Communications Inc. 2020 Annual Report

In the following sections we provide selected financial highlights and additional details with respect to our strategy, our Wireline and Wireless divisions, our network and our presence in the communities in which we operate and serve.

Shaw trades on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Management’s Discussion & Analysis Shaw Communications Inc.	7

Select Financial and Operational Highlights

Through an evolving operating and competitive landscape our consolidated business delivered stable and profitable results in fiscal 2020.

Basis of presentation

Fiscal 2020 results are reported in accordance with the newly adopted IFRS 16, Leases (“IFRS 16”). Supplementary information is provided in “New Accounting Standards,” reflecting the previous leases policy and the changes from the adoption of the new standard. The adoption of IFRS 16 had a significant effect on our reported results. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the impacted balance sheet accounts as at September 1, 2019.

In conjunction with the adoption of IFRS 16, we also updated certain of our non-GAAP and additional GAAP measures including renaming the previously disclosed “Operating income before restructuring costs and amortization” measure as “adjusted EBITDA” to better align with language used by various stakeholders of the Company. We also amended our free cash flow definition to reflect the impact of IFRS 16 to account for lease payments that are no longer classified as operating expenses under the new standard. See the definitions and discussion under “Key Performance Drivers” for more details.

On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation within the Company’s Business segment, to Omnitracs Canada. Accordingly, the operating results and operating cash flows for the previously reported Shaw Tracking business (an operating segment within the Business division) are presented as discontinued operations separate from the Company’s continuing operations. This MD&A reflects the results of continuing operations, unless otherwise noted.

8	Shaw Communications Inc. 2020 Annual Report

2020 Total Revenue

2020 Adjusted EBITDA

	Year ended August 31,
				Change
(millions of Canadian dollars except per share amounts)	2020 (1)	2019	2018	2020%	2019%
Operations:

Revenue	5,407	5,340	5,189	1.3	2.9

Adjusted EBITDA (2)	2,391	2,154	2,057	11.0	4.7

Adjusted EBITDA margin (2)	44.2%	40.3%	39.6%	9.7	1.8

Net income from continuing operations	688	733	39	(6.1)	>100.0

Income (loss) from discontinued operations, net of tax	–	–	(6)	–	(100)

Net income	688	733	33	(6.1)	>100.0
Per share data:
Earnings per share

Basic and diluted

Continuing operations	1.32	1.41	0.06

Discontinued operations	–	–	(0.01)

	1.32	1.41	0.05

Weighted average participating shares outstanding during period (millions)	515	511	502

Funds flow from continuing operations (3)	1,989	1,777	1,177	11.9	51.0

Free cash flow (2)	747	538	385	38.8	39.7

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 and Fiscal 2018 figures do not and are not comparable. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2020 as well as discussions under “Results of Operations” and “Segmented Operations Review.”

(2)

Adjusted EBITDA, adjusted EBITDA margin, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about these measures, including how we calculate them.

(3)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

Management’s Discussion & Analysis Shaw Communications Inc.	9

Subscriber highlights:

Wireline – Consumer

Wireline – Business

Wireless

Subscriber highlights:	August 31, 2020	August 31, 2019	Change
Wireline – Consumer

Video – Cable	1,390,520	1,478,371	(87,851)

Video – Satellite	650,727	703,223	(52,496)

Internet	1,903,868	1,911,703	(7,835)

Phone	672,610	767,745	(95,135)

Total Consumer	4,617,725	4,861,042	(243,317)

Wireline – Business

Video – Cable	37,512	41,843	(4,331)

Video – Satellite	36,002	35,656	346

Internet	178,270	173,686	4,584

Phone	387,660	379,434	8,226

Total Business	639,444	630,619	8,825

Total Wireline	5,257,169	5,491,661	(234,492)

Wireless

Postpaid	1,482,175	1,313,828	168,347

Prepaid	339,339	344,357	(5,018)

Total Wireless	1,821,514	1,658,185	163,329

Total Subscribers	7,078,683	7,149,846	(71,163)

10	Shaw Communications Inc. 2020 Annual Report

Our Strategy

At Shaw, we focus on delivering sustainable long-term growth by connecting customers to the world through a best-in-class seamless connectivity experience by leveraging our world class converged network. This includes driving operational efficiencies and executing on our strategic priorities through the delivery of an exceptional customer experience and a more agile operating model. Combined with significant facilities-based investments, our powerful and robust networks serve as the foundation for connectivity and innovation. With the onset of the global COVID-19 pandemic in 2020, connectivity rapidly became a critical lifeline for Canadians and our economy. During this unprecedented period, our network performance was exceptional, and we remain focused on supporting our employees, customers, and communities. While the pandemic has had an impact on our business, Shaw continues to be resilient and we believe that we are well positioned to meet the rapidly changing and increasing demands of our customers.

In a year like none other, fiscal 2020 included another exciting milestone for our Wireless business with the launch of Shaw Mobile in Alberta and British Columbia, complementing our existing Freedom Mobile brand. Shaw Mobile is a new wireless service that leverages our LTE and Fibre+ networks, along with Canada’s largest WiFi network, to provide Shaw Internet customers with an innovative wireless experience that offers customers unprecedented savings. The introduction of Shaw Mobile will enable the Company to acquire new customers by leveraging bundling opportunities. Our new ‘Brighter Together’ advertising campaign highlights customers’ ability to customize their mobile data allotment with two rate plans – By The Gig and Unlimited Data – and is the best example yet of how facilities-based providers can compete and innovate to deliver true wireless affordability.

Through continued thoughtful and strategic investments, spectrum deployment, and a growing number of distribution points, we continue to create a stronger, higher quality wireless network that enables us to deliver an improving customer experience that balances profitability and customer growth. Our Wireless operating footprint now covers over 19 million people, or approximately 50% of the Canadian population, in some of Canada’s largest urban centres, as well as many smaller communities throughout British Columbia, Alberta, and Ontario.

During fiscal 2020, we delivered Wireless subscriber growth of over 160,000 (net additions), ABPU1 improvement of 5.9% (to $44.13) and service revenue growth of approximately 17.4% (to over $815 million) in the year. Since the acquisition of Freedom Mobile in 2016, our Wireless subscriber base has grown by approximately 80% to over 1.8 million subscribers at the end of fiscal 2020, which is a true testament to our differentiated and sustainable value proposition to customers.

[1]	Refer to “Key Performance Drivers” section for definition and explanation.

Management’s Discussion & Analysis Shaw Communications Inc.	11

In our Wireline division, with approximately 5.3 million RGUs,2 we continue to leverage our Fibre+ network by introducing new and improved services to our residential and business customers that align with our focus on profitable growth and stability. In fiscal 2020, and in the midst of the COVID-19 pandemic, we introduced our Fibre+ Gig Internet service, which represents the largest deployment of up to gigabit download speeds to residential Internet customers in western Canada.

In addition to rolling out the fastest speeds ever available to our customers, Shaw launched a new entry-level Internet plan as part of a new lineup of Internet tiers, providing customers a full range of choices depending on their connectivity needs.

In response to the changing business environment due to the COVID-19 pandemic, Shaw Business introduced Smart Remote Office, providing business owners peace-of-mind in knowing their company data is protected while giving their employees greater ability to seamlessly work from anywhere.

With the majority of Canadians relying more than ever on video and voice interactions to remain connected for social and business purposes, to access education, and enjoy entertainment, fiscal 2020 saw significant increases in traffic on our wireline network. Due to substantial facilities-based investments, our network performance continues to be exceptional even with the more recent pandemic-related surge in demand, which increased by as much as 50% and included peak period usage extending to over 12 hours a day, 7 days a week. In fact, Ookla named Shaw the fastest and most consistent internet provider in western Canada. Across British Columbia, Alberta, Manitoba, and Saskatchewan, Shaw’s Fibre+ network was reported as the fastest. Furthermore, a growing number of customers elected to self-install their services with up to 79% of our customers choosing this option in the last quarter of fiscal 2020. We remain committed to building and transitioning into a new digital operating service model and improving the customer experience with a focus on continued reductions to our cost structure in the Wireline division.

In addition to strengthening the long-term strategic positioning of the Company over the last several years, we have maintained a solid balance sheet that along with a growing free cash flow profile support the significant, albeit moderating in intensity, level of investment required for long-term sustainable growth. We remain committed to the maintenance of our investment grade credit rating and focus on free cash flow growth. Despite the significant uncertainty arising from the COVID-19 pandemic and commodity price challenges, our business demonstrated its resilience thus allowing us to deliver pre-IFRS 16 adjusted EBITDA growth of 3.7%, fund our planned capital investments of over $1 billion, and achieve free cash flow growth of almost 40% in fiscal 2020. Moreover, during the same period, we returned approximately $750 million to our shareholders as part of our enhanced return of capital initiatives, consisting of regular monthly dividends and share repurchases under our normal course issuer bid (NCIB) program, the latter of which was introduced during fiscal 2020 and resulted in the repurchase for cancellation of approximately 5.6 million Class B Non-Voting Participating Shares (“Class B Non-Voting Shares”) for a total cost of approximately $140 million and which we believe is synergistic with our now 100% cash-funded dividend program.

Fiscal 2021 Guidance

The Company is introducing its fiscal 2021 guidance, which includes adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion, and free cash flow of approximately $800 million. We believe our business and facilities-based networks provide critical and essential services to Canadians and will continue to remain resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence, and/or subsequent waves of the pandemic, compounded by commodity price challenges, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

As at the end of fiscal 2020, our net debt leverage ratio3 was 2.3x compared to the Company’s target leverage range of 2.5 to 3.0x. Considering the current leverage position along with its strengthening free cash flow profile, Shaw is announcing that it intends to renew its NCIB program to purchase up to 24,532,404 Class B Non-Voting Shares,

[2]	Refer to “Key Performance Drivers” section for definition and explanation.
[3]

Net debt leverage ratio is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about this measure, including how we calculate it.

12	Shaw Communications Inc. 2020 Annual Report

representing 5% of all of the issued and outstanding Class B Non-Voting Shares as of October 22, 2020. The NCIB program has been approved by the Board of Directors but remains subject to approval by the Toronto Stock Exchange (TSX) and, if accepted, will be conducted in accordance with the applicable rules and policies of the TSX and applicable Canadian securities law.

Impact of Coronavirus (COVID-19) Pandemic

During the second half of fiscal 2020, the Company experienced the following key impacts related to COVID-19:

•	a reduction in overall Wireline and Wireless subscriber activity,

•	reduced Wireless equipment sales and an improvement in Wireless postpaid churn,

•	an increase of approximately 50% in wireline network usage as well as extended peak hours,

•	increased demand for Wireless voice services by approximately 25%,

•	a decrease in Wireless roaming and overage revenue,

•	customer payments substantially in-line with historical trends,

•	an increase in bad debt expense, and

•	the suspension or cancellation of a number of Business customer accounts, impacting Business revenue.

In the second quarter of fiscal 2020, through the implementation of our detailed business continuity plan, we transitioned a significant portion of our employee base to work from home and temporarily closed retail locations across Canada (except for a limited number of street front stores providing urgent customer support). Throughout these challenging circumstances, the Company has continued to serve its customers, quickly adapting to the dynamic and evolving environment.

While the financial impacts from COVID-19 in fiscal 2020 were not material, the situation remains uncertain in terms of its magnitude, outcome, and duration. Consumer behaviors could still change materially, including the potential downward migration of services, acceleration of cord-cutting, and reduced ability of customers to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, which is particularly vulnerable to the economic impacts of commodity price challenges and COVID-19, including mandated business closures or further social distancing restrictions.

Despite the challenging and uncertain economic environment created by the ongoing impact of the COVID-19 pandemic, our business delivered solid results while demonstrating its resiliency and the critical nature of the connectivity services it provides. Our robust facilities-based network, the result of years of significant investment, has showcased its strength in addressing our customers’ need to stay connected to family, friends, and colleagues throughout the COVID-19 pandemic.

As the COVID-19 pandemic continues to evolve, the Company’s focus continues to be on the safety and health of its employees, the reliability of its facilities-based network, and the responsiveness to our customers. We continue to be in constant contact with public safety and government officials at all levels, as well as key suppliers, partners, and customers. The Company’s business resumption plan, designed for the gradual and safe re-introduction of employees to the workplace, is being implemented in phases as government-imposed restrictions on businesses and individuals are lifted. As of the date of this MD&A, all of our retail stores have re-opened.

As an ongoing risk, the magnitude, outcome, duration, resurgence and/or subsequent waves of the COVID-19 pandemic is still unknown and subject to a significant amount of uncertainty at this time, as is the efficacy and duration of the government interventions. For further detail, see “Known Events, Trends, Risks and Uncertainties – Coronavirus (COVID-19).”

Total Business Transformation

In fiscal 2020, the Company completed VDP, which was a key component of the Company’s multi-year TBT initiative, introduced in the second quarter of 2018. The TBT was designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. As part of the TBT initiative, we reduced input costs, consolidated functions, and streamlined processes, which has led to operational improvements across the business, allowing us to evolve into a more efficient organization. We have become a more focused, agile, and accountable organization ready to evolve from being product-focused to more purposeful and fully integrated, focusing on satisfying the unique needs of our customers. With the completion of VDP, approximately 3,140 employees exited the Company between the second quarter of fiscal 2018 and the end of fiscal 2020.

For the twelve months ended August 31, 2020, no additional restructuring charges related to the Company’s TBT initiative have been recorded, with a total of $437 million in restructuring charges recorded since the beginning of the program, of which $425 million has been paid to date. On March 5, 2020, the Company announced the substantial completion of the TBT initiative with fiscal 2020 annualized savings related to VDP substantially in-line with the previous estimates. See also “Caution Concerning Forward Looking Statements” and “Known Events, Trends, Risks and Uncertainties – Total Business Transformation” for a discussion of the TBT initiative, VDP, and the risks and assumptions associated with each.

People and Culture

As a leading Canadian connectivity company, we are transforming our culture and making purposeful investments in our people which enable us to deliver on our corporate and operational strategy. Building off a foundation of strong

Management’s Discussion & Analysis Shaw Communications Inc.	13

leadership and talent, our commitment to a diverse employee base ensures business decisions are made with our customers’ needs at the forefront to create a seamless connectivity experience.

Our people and culture strategy is rooted in a people-first approach that empowers and develops our people to deliver break-through results and provides them with the tools they need to deliver on our strategic priorities through the delivery of exceptional employee and customer experiences in a more agile operating model. Through various inputs and interactions, as well as listening to our employees regularly, we are focused on the following four imperatives to achieve our people and culture objectives:

1)    Talent – Elevating our people by giving them personalized development tools, skills, and the knowledge they need to succeed today and in the future. We proactively build skills while keeping an eye on emerging talent needs.

2)    Leadership – Investing in our leaders by enhancing their capabilities to drive performance, support our culture, and inspire our people.

3)    Culture – A key driver of our success and competitive advantage stems from our corporate culture and putting our people first to ensure we deliver on our strategic priorities through the delivery of exceptional employee and customer experiences.

     In support of our ongoing strategies to create a more diverse and inclusive culture, we continue to support our employee-led resource groups (i.e., Spectrum@Shaw, Pride@Shaw, and Women@Shaw). In fiscal 2020, we also launched an internal survey as part of our regular employee listening to gain a deeper understanding of how diverse and inclusive our people feel Shaw is and to help us grow and reflect their needs and the needs of our customers. This information not only helps inform our evolving priorities, but also reveals areas of opportunity to ensure we are reflective of our employee base and the communities we serve. We are proud recipients of Canada’s Best Diversity Employers award for 2020.

     As well as paying attention to our internal needs, we are also focused on our external environment. Our unwavering commitment to sustainability and our environment ensures we are delivering value in the best ways that are also connected to our culture.

4)    Well-Being – Foundational to the growth of our employees and their ability to deliver winning results has been a focus on holistic well-being. As an organization we are proud to play an expanded role in employees’ financial, physical, and psychological well-being to ensure they have the resources they need to feel safe and supported – both during the COVID-19 pandemic and beyond. We are putting the health and safety of our people and customers first, ensuring all employees have the flexibility, support, tools, and resources (e.g., virtual healthcare, fitness, leadership development) to navigate how we work and lead during these uncertain and evolving times.

14	Shaw Communications Inc. 2020 Annual Report

Global Technology Leaders

In order to efficiently secure and deliver leading technology for our customers – both for today and tomorrow – we recognize that we must participate in global scale initiatives through partnerships with best-in-class service providers. This ensures that the technology we adopt and invest in is, and continues to be, leading-edge in the global communications industry.

This approach allows us to leverage our existing assets, where we have strength and expertise, while also ensuring our investments are aligned with industry leaders to support the development, maintenance, and advancement of new technology where it is impractical for us to do so on a standalone basis. This allows us to direct our capital resources and further our commitment to continue the advances in innovation, performance, and reliability of our products and services. In addition, this strategic approach to our business gives us the opportunity to better manage costs by participating in opportunities on a global scale.

We have a series of significant and strong relationships with global leaders on the following initiatives:

•	Shaw BlueCurve, a technology that provides customers with greater control over their home WiFi experience (through the BlueCurve Home app and Pods) and supports IPTV, is powered by the BlueCurve Gateway (XB6) Data over Cable Interface Specification (DOCSIS) version 3.1 advanced WiFi modem (“BlueCurve Gateway modem”) developed by Comcast (see discussion under “Consumer Services”)

•	the deployment of our wireless LTE network, which was designed, planned, and deployed by NOKIA, a global leader in mobile wireless technology and solutions (see discussion under “Wireless”)

•	our “Smart” suite of business services that includes SmartWiFi, SmartTarget, SmartSecurity, SmartSurveillance, and Smart Remote Office, each in collaboration with Cisco Meraki, as well as SmartVoice in collaboration with Broadsoft (see discussion under “Business Services”)

Management’s Discussion & Analysis Shaw Communications Inc.	15

Wireless and Wireline Performance

Despite the challenging and uncertain economic environment created by the ongoing impact of the COVID-19 pandemic in the second half of fiscal 2020, our business delivered solid results while demonstrating its resiliency and the critical nature of the connectivity services it provides. Our robust facilities-based network, the result of years of significant investment, has showcased its strength in addressing our customers’ need to stay connected to family, friends, and colleagues throughout the COVID-19 pandemic.

While the financial impacts from COVID-19 in the second half of fiscal 2020 were not material, the situation remains uncertain in terms of its magnitude, outcome, and duration. Consumer behaviors could still change materially, including the potential downward migration of services, acceleration of cord-cutting, and reduced ability of customers to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to the economic impacts of commodity price challenges and COVID-19, including mandated closures or further social distancing restrictions.

Throughout these challenging circumstances, the Company has continued to serve its customers, quickly adapting to the dynamic and evolving environment. In fiscal 2020, we completed our TBT initiative by improving the customer experience across both our Wireline and Wireless divisions while, at the same time, removing significant operating and capital costs from the business. Through our focus on execution, we are growing our Wireless customers, identifying sustainable cost savings in our core Wireline business, and making the appropriate investments to capitalize on future growth. Our launch of Shaw Mobile, a new wireless service in western Canada that leverages our LTE and Fibre+ networks, along with Canada’s largest WiFi service, further complements our Freedom Mobile brand and deepens our existing relationships with our Wireline customers. We continue our transformation into an agile, lean and digital-first organization that is focused on providing a seamless connectivity experience that meets the needs of its customers now and into the future. As deployment of our 700 MHz spectrum is virtually complete in western Canada and approximately 70% complete nationwide, our focus turns to deploying our 600 MHz spectrum across our Wireless operating footprint, and continuing to improve our LTE experience, providing affordable options for our customers, and laying the foundation for 5G services.

16	Shaw Communications Inc. 2020 Annual Report

2020 Wireless Revenue

2019 Wireless Revenue

	2020		2019
(millions of Canadian dollars)	$	Increase	$	Increase
Service	815	17.4%	694	23.0%
Equipment and other	351	(0.6%)	353	4.7%

Wireless revenue	1,166	11.4%	1,047	16.2%
Adjusted EBITDA (1)(2)	337	69.3%	199	40.1%

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2020 as well as discussions under “Results of Operations” and “Segmented Operations Review.”

(2)

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about this measure, including how we calculate it.

Our Wireless division was formed following the acquisition of Freedom Mobile in March 2016. This acquisition transformed Shaw into a leading Canadian connectivity company, adding the critical wireless component to our converged network. Our Wireless division currently operates in Ontario, Alberta, and British Columbia, positioned as the leading alternative for mobile services to the three national wireless incumbent carriers.

Launch of Shaw Mobile

On July 30, 2020, the Company launched Shaw Mobile, a new wireless service in western Canada that leverages Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi service, to provide Shaw Internet customers with an innovative wireless experience. Shaw Mobile provides Shaw Internet customers with bundling opportunities to take advantage of unprecedented savings, combined with the ability to customize their mobile data requirements through two rate plans – By The Gig and Unlimited Data.

Shaw Mobile is a powerful example of how facilities-based service providers can compete and innovate to deliver true wireless affordability for Canadians. With its Fibre+ network and Canada’s largest WiFi network, Shaw Mobile capitalizes on the long-term trend that shows the vast majority of Canadians’ smart device data usage occurs on WiFi networks, a fact amplified by recent work-from-home trends.

Freedom Mobile Big Gig Unlimited, Absolute Zero, and Prepaid Plans

In fiscal 2019, Freedom Mobile launched the Big Gig Unlimited and Absolute Zero campaigns in response to the competitive and dynamic wireless environment. Paired with the most popular devices, and ongoing improvements in the strength and capacity of our network, our Big Gig Unlimited and Absolute Zero plans continue to disrupt the wireless market by providing Canadians with a better, more affordable option when choosing a wireless service provider.

Freedom Mobile customers can either bring their own device to the network or participate in one of Freedom Mobile’s discretionary wireless handset discount plans – MyTab or Absolute Zero. MyTab allows Freedom Mobile customers to pay a discounted price for a handset upfront and a predetermined monthly Tab charge in addition to the rate plan cost. Absolute Zero allows Freedom Mobile customers to receive an eligible handset for $0 upfront, $0 extra per month, and $0 owing after 24 months.

In the third quarter of fiscal 2020, Freedom Mobile introduced new prepaid-by-the-year plans to address a need in the current economic environment.

18	Shaw Communications Inc. 2020 Annual Report

Wireless Distribution Network

In fiscal 2019, Freedom Mobile remodeled its most prominent corporate branded stores and finalized agreements with multiple new national retail partners.

In fiscal 2020, Freedom Mobile continued to modernize more than 20 Freedom-branded stores across the country with the key focus on maximizing customer experience and the safety of both our customers and employees. Freedom Mobile’s full suite of products continue to be available in over 700 locations across Ontario, Alberta, and British Columbia through our corporate, dealer, and retail partners. In addition, we have added over 300 “countertop” and “grab & go” locations in independent retail outlets and store-within-a-store environments, catering specifically to the growing prepaid market.

During fiscal 2020, the Shaw Mobile-branded retail presence expanded by adding 12 locations to our corporate network for a total of 21 as August 31, 2020, with another 6 stores set to open in the first quarter of fiscal 2021. Combined with our national retail partners, Walmart and Loblaws, Shaw Mobile is now available at over 140 retail locations in Alberta and British Columbia.

Wireless Network Upgrades

Supporting our Wireless revenue growth are the significant investments in our wireless network and customer service capabilities. We are executing on our operating plan to improve our network and deploy spectrum in the most efficient way to enhance our LTE service and prepare for the delivery of 5G services. Wireless network investments to improve the customer experience continue to be a priority in the areas in which we operate and serve Wireless customers.

Through years of thoughtful and strategic capital investing, we continue to expand and improve our facilities-based wireless network to meet the evolving needs of our customers and continue to fuel Freedom Mobile’s momentum. See “Shaw’s Wireless Network” for further details on Shaw’s wireless network upgrades.

Management’s Discussion & Analysis Shaw Communications Inc.	19

5G Preparation

Shaw has been actively trialing 5G technology starting with pre-commercial trials in the 3.5 GHz and 28 GHz spectrum bands in 2018. In fiscal 2020, we continued conducting 5G trials in two key areas: (i) 600 MHz spectrum band and (ii) backhaul over DOCSIS and ethernet passive optical networks (EPON).

Unlike our previous 5G trials, the 600 MHz spectrum band trial was conducted using commercially available 5G network equipment and end-user devices. This trial, carried out in collaboration with NOKIA, successfully demonstrated 5G operation from the core network to the end-user device and paves the way for future 5G commercial deployments, which are expected to provide lower latency, improved device connectivity, and higher speeds compared to LTE.

In preparation for 5G, Shaw teams have also been strategically planning for future requirements throughout the wireless network, all the way from our core network to the radio sites. In fiscal 2019, the Company migrated its core network to the CloudBased Infrastructure Software platform, the latest generation of cloud core architecture from NOKIA and a key building block of 5G. In addition, 600 MHz radio and antenna designs were implemented by our radio access network teams at new and existing sites in preparation for 5G service. These planning initiatives led to our first 5G call in April 2020 and successful tests with commercially available handsets in June 2020.

In fiscal 2020, in collaboration with NOKIA, Shaw conducted field testing on 5G backhaul over DOCSIS and EPON. The test results successfully demonstrated that 5G backhaul traffic can be reliably transported over existing DOCSIS and EPON technologies, which offers the prospect of significantly reducing the time and cost to deploy our 5G networks.

As part of its converged network strategy, the Company continues to leverage the coaxial cable (which transports both power and multi-gigabit data speeds) in its Fibre+ network for the rapid and flexible deployment of small cells, which will support densification efforts in preparation for 5G.

Subscriber and ABPU Growth

As a result of the impact of the COVID-19 pandemic, in the second half of fiscal 2020, the Wireless division experienced a reduction in overall subscriber activity, a decrease in equipment sales, improved postpaid churn, a decrease in roaming and overage revenue, and an increase of approximately 25% in voice traffic on our network.

In fiscal 2020, our Wireless division delivered solid, high quality subscriber growth while continuing to improve operating margins and lower churn. Over 19 million Canadians, or approximately 50% of the Canadian population, reside within our current wireless network service area. Our Wireless division’s customer base continues to grow, with over 1.8 million customers, including over 160,000 net new customers added in fiscal 2020. The growth of our subscriber base was complemented, on an annual basis, by an ABPU improvement of 5.9% (to $44.13) over fiscal 2019 due to the increased subscriber base and growing penetration of Big Gig and Absolute Zero plans.

Since the acquisition of Freedom Mobile, we have made significant investments and improvements to scale the business. We have firmly established Freedom Mobile as the industry innovator and recognized champion of wireless affordability for Canadians. Through years of thoughtful and strategic capital investing, we are expanding and improving our facilities-based wireless network to meet the evolving needs of our customers. The introduction of Shaw Mobile, a new wireless service that leverages our LTE and Fibre+ networks, along with Canada’s largest WiFi service, is the latest example of the innovation and affordability that our Wireless business brings to market. Through the flexible design of Shaw Mobile, we expect to further deepen our relationship with existing Wireline customers as we continue to scale our Wireless business.

Seasonality in Wireless Subscriber Activity

Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods, and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of wireless competitive activity as a result of back to school and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireless business does not depend on any single customer or concentration of customers.

20	Shaw Communications Inc. 2020 Annual Report

2020 Wireline Revenue

2019 Wireline Revenue

	2020		2019
(millions of Canadian dollars)	$	Increase / (Decrease)	$	Increase / (Decrease)

Consumer	3,683	(1.6%)	3,743	(0.5%)

Business	567	1.8%	557	5.3%

Wireline revenue	4,250	(1.2%)	4,300	0.2%
Adjusted EBITDA (1)(2)	2,054	5.1%	1,955	2.1%

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2020 as well as discussions under “Results of Operations” and “Segmented Operations Review.”

(2)

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about this measure, including how we calculate it.

In our Wireline business, we have cemented our status as a technology leader with our Fibre+ network and BlueCurve and Smart suite products. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service. In the fourth quarter of fiscal 2020, up to 79% of our customers were electing to self-install their services. We continue to streamline and simplify manual processes that improve the customer experience and day-to-day operations for our employees.

Despite the unprecedented impact that the COVID-19 pandemic had on the lives of our customers this past year, and the corresponding impacts to the way we serve our customers, our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growth in higher quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our best value proposition on 2-year ValuePlans for those who want faster Internet with a better customer experience in addition to Video and Wireless services. Through our introduction of Shaw Mobile, we expect to further deepen our relationship with existing Wireline customers with our bundled offering to Internet customers as we continue to scale our Wireless business.

Consumer Services

Shaw is one of the largest providers of residential communications services in Canada. Our Consumer division provides residential customers with leading connectivity experiences on two platforms:

•	Wireline Services – we provide broadband Internet, Shaw Go WiFi, Video, and Phone services to customers that are connected to our local and regional Fibre+ network in British Columbia, Alberta, Saskatchewan, Manitoba, and northern Ontario

•	Satellite Services – we provide satellite Video services through Shaw Direct to customers across Canada

Wireline Internet, Video, and Phone Services

As our customers’ needs evolve, we continue to focus on innovative value-added service offerings. Our customer-centric strategy is designed to deliver quality service experiences, value, and choice for our customers.

Internet

As a leading Canadian connectivity company, we believe that the Internet plays a fundamental role in connecting our customers to the world and everything in it. We recognize the importance of providing reliable, affordable, and worry-free connectivity to meet the ever-increasing appetite of our customers for discovery, social connectivity, and streaming. With our continued commitment to making strategic

22	Shaw Communications Inc. 2020 Annual Report

investments in our powerful Shaw Fibre+ network, not only did we meet the unprecedented demands for Internet access from our customers in fiscal 2020, but we also introduced new services that align with our strategic focus on profitable growth and stability.

In fiscal 2020, we continued to deploy our BlueCurve Gateway modem, powered by Comcast, which enables faster Internet speeds, supports more devices, and provides a stronger in-home WiFi connection. For our customers with harder to reach areas in their homes, BlueCurve Pods create a mesh WiFi network to improve the overall customer experience. BlueCurve Pods can easily be self-installed through the BlueCurve Home app, plugged directly into indoor electrical outlets, and can be moved around to suit each customer’s distinct coverage needs. Building on our network advantage and the success of our Internet offerings, in May 2020 we introduced a new portfolio of Internet plans with two new higher speeds: the 750 Mbps tier and our Shaw Fibre+ Gig tier, which offers up to gigabit download speeds to 99% of our residential customers located in our western Canadian Wireline operating footprint. Recently, we more than tripled upload speeds for our three highest speed tiers.

Leveraging our strategic partnership with Comcast, we continued to roll out an advanced series of technologies catered to serve an increasingly connected Canadian population. This includes feature enhancements to the BlueCurve Home app which provides our customers a simple way to control their Internet and WiFi experience, including on-boarding as a new customer, adding new devices to the network, managing device and user access, and monitoring usage. Enhancements to the BlueCurve Home app include a WiFi downtime scheduler, a new self-help section with links to chat for additional support, and integration with our BlueCurve TV experience by enabling WiFi password retrieval through the voice remote and display on-screen.

In May 2020, Shaw also introduced an enhanced Internet network security service that protects our customers’ devices against cyber threats. This service brings together our new Advanced Network security feature (accessed through the BlueCurve Home app) designed to protect all devices in the home at the network layer, including game consoles, cameras, and any “smart” product, with McAfee Multi-Access Network Security, which provides an additional layer of end-point cyber protection for up to 10 of our customers’ devices while at home and on the go.

In addition to our reliable Internet service enhanced by our BlueCurve experience, a key differentiator for our customers continues to be the access they receive to our carrier-grade Shaw Go WiFi network. With over 3.7 million devices authenticated on our network and over 117,000 public access points covering locations from British Columbia to Ontario, we continue to see growth in usage of our Shaw Go WiFi network for Shaw Internet and Freedom Mobile customers, and now Shaw Mobile customers. As an added value proposition, Wireless customers have access to over 350,000 additional “hotspots” by way of our home hotspot deployment.

In late July 2020, Shaw Mobile was launched in western Canada, bringing together Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi service, to provide Shaw Internet customers with unprecedented savings on wireless plans when they bundle with Internet service. With the best of WiFi connectivity at home and the wide availability of Shaw Fibre+ powered WiFi hotspots, Shaw Mobile customers can reduce their monthly wireless data costs even further by connecting more often to WiFi.

In fiscal 2020, we continued the focus on our 2-year ValuePlans, which provide customers with price certainty over the term and have resulted in lower churn rates on those plans. This approach, combined with the strength of our Fibre+ network, our focus on improving execution, and providing additional bundle value when adding Shaw Mobile, is resulting in higher value household accounts with improved overall customer account profitability.

Video

Our Wireline Video services continue to offer a wide selection of standard definition (SD) and high definition (HD) television channels with access to one of western Canada’s largest selection of on-demand titles, including access to both free and paid movies, television shows, and music content.

Our Video customers can choose pre-selected packages with the most popular channels or start with a basic primary package and then add additional channels from a variety of sports, family, and other theme specialty packages, as well as individual channels offered on a channel-by-channel basis.

Leveraging our strategic partnership with Comcast, we continued to deploy our flagship all-IP Video services, which is available across 80% of our western Canadian Wireline operating footprint. In November 2019, we added Amazon Prime to the list of apps integrated into the BlueCurve platform, joining Netflix, YouTube, and Crave. With the launch of BlueCurve Total TV in the same month – a new package that has pre-selected all of our most popular channels and content – customers will have the best of TV and over-the-top (OTT) streaming content in one place and accessible with a single voice command. We also simplified the ability to add channels to a customer’s subscription through a “click to add” option directly on the screen.

Our customers also have access to the BlueCurve TV app, which is free for all Shaw Video (Cable and Shaw Direct) customers and makes their TV subscription available over the Internet and on mobile devices. This includes access to live TV, video-on-demand, up to 200 hours of a customer’s

Management’s Discussion & Analysis Shaw Communications Inc.	23

personal video recordings (PVR) from the cloud, and the ability to download any recordings to take on the go.

Phone

Our Phone service offers a full-featured residential digital telephone service through our wireline network as a complement to our broadband Internet and Video services.

Broadcast Services

Shaw Broadcast Services utilizes our satellite network to manage one of North America’s largest full-service commercial signal distribution networks. Shaw Broadcast Services currently provides distribution of English, French, third-language, Canadian, US, and International television and radio programming services to hundreds of multichannel operators.

As we continue to improve overall efficiency and provide a seamless connectivity experience to our customers, the Company announced that commencing in fiscal 2020, the Wholesale Wireline Network Services and Broadcast Services will be reported as part of the Consumer division (previously reported under the Shaw Business division).

Satellite Services

Shaw Direct connects families across Canada with Video and audio programming by satellite. Shaw Direct customers have access to over 370 digital video channels (including over 350 HD channels) and thousands of on-demand, pay-per-view (PPV) and subscription movie and television titles. In May 2020 we completed network upgrades which allow us to provide all available English and French services in HD – the first Canadian satellite provider to do so.

Our satellite customers receive choice with each of our current primary TV packages, which include a base set of channels and tiered customization options depending on the size of the TV package. Shaw Direct customers can further customize their TV packages by adding additional theme packs, premium packages, and individual channels.

Shaw Direct is one of two licensed satellite Video services currently available across Canada. While Shaw Direct has many customers in urban centres, market penetration for satellite Video is generally stronger in rural areas. The service is marketed through Shaw Direct and a nation-wide distribution network of third party retailers.

We are committed to securing and delivering leading technology for our customers. Currently, we have access to three satellites that enable us to enhance our offerings with nearly all HD programming and improved service quality. One of our satellites, Anik F1R, is currently being decommissioned as it approaches the end of its life.

Decommissioning activities will continue through August 2021 and the Company expects to replace Anik F1R satellite capacity through further service consolidation on Anik G1 as well as the introduction of new leased satellite capacity on Anik F3 in fiscal 2021.

A listing of our satellite capacity is provided below as at August 31, 2020.

Shaw Satellite Transponders
Transponders	Interest	Nature of Satellite
Anik G1	16 xKu-band	Leased
Anik F2 (1)	22 Ku-band	Leased(2)
Anik F1R (3)	6 Ku-band(2)	Leased
	1 C-band	Leased

(1)

On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs Canada. As part of the transaction, the leases to access the Anik F2 2 Ku-band (partial) and the Intelsat Galaxy 16 1 Ku-band (partial) were assigned to Omnitracs Canada.

(2)

Effective October 1, 2019, the Company transferred its interest in 16 Anik F2 transponders, which it previously owned, back to Telesat Canada (“Telesat”), adjusted its satellite traffic on the Anik F1R and Anik F2 satellites, and renewed its capacity service agreements on 6 Anik F1R Ku-band transponders and 16 Anik F2 Ku-band transponders until the effective end-of-life date of such satellites.

(3)

Anik F1R is undergoing decommissioning activities through August 2021 and the Company expects to replace Anik F1R’s satellite capacity through further service consolidation and the introduction of new leased satellite capacity on Anik F3 in fiscal 2021.

Seasonality in Consumer Subscriber Activity

While financial results for the Consumer division are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Our Consumer Video business does not depend on any single customer or concentration of customers.

As a result of the impact of the COVID-19 pandemic, in the second half of fiscal 2020, the Consumer division experienced a reduction in overall subscriber activity and increase of approximately 50% in wireline network usage as well as extended peak hours.

24	Shaw Communications Inc. 2020 Annual Report

Business Services

Shaw Business provides connectivity solutions to business customers of all sizes, from home offices to medium and large-scale enterprises, by leveraging our business grade Fibre+ and fibre-to-the-premise (FTTP) networks.

The range of services offered by Shaw Business includes:

Fibre Internet

Our scalable, symmetrical fibre Internet solutions offer download speeds that range from up to 10 Mbps to more than 10 Gbps.

Business Internet

Shaw Business customers can choose from four packages with download speeds ranging from up to 75 Mbps to 1 Gbps. Each package comes with unlimited data usage as well as one dynamic and one static IP address.

In fiscal 2020, Shaw Business launched LTE Backup on January 20, 2020 – a simple, $25 per month, add-on service for Business Internet and SmartWiFi customers that auto-connects, via LTE networks, to the critical systems and applications that our customers want to keep online during an outage (and when the outage is over, everything switches back to the customer’s primary Internet connection).

In the first quarter of fiscal 2021, we began increasing upload speeds for certain Business Internet packages. We also upgraded our 600 Mbps plan to 750 Mbps and introduced a new speed tier – up to 300 Mbps download by up to 125 Mbps upload.

Data Connectivity

Shaw Business provides secure private connectivity for business customers operating at multiple locations or connecting branch locations to a head office. Our enhanced data service, Ethernet over DOCSIS (EoD), offers symmetrical data speeds of up to 100 Mbps.

Voice Solutions

Shaw Business offers a range of voice solutions from traditional analog to digital Business Phone and robust, fully-managed voice systems with unified communications functionality.

In addition to competitive long-distance rates across the globe and month-to-month uncontracted rates, Shaw Business Phone customers have 2, 3, and 5-year contract options to provide cost consistency for their business.

Video

Shaw Business provides Video and audio services for public viewing. Similar to our Consumer Video service, Business cable and satellite customers can choose from a selection of primary channel packages and may add from a variety of sports, family, and other theme specialty packages, and a number of individual channels that we offer on a channel-by-channel basis.

In August 2019, Shaw Business launched a Video Casting solution for hospitality customers, providing their guests the ability to securely and seamlessly cast video content from their personal devices to a guest room television. This property management solution streamlines the guest authentication experience and enables hoteliers to monetize their WiFi solution.

In February 2020, Shaw Business launched new Video packaging that provides enhanced choice and flexibility for its hospitality customers, giving guests an improved Video experience during their stay.

Broadcast Video

Shaw Business delivers high-quality Video to service providers across North America in real time.

Collaboration Tools

To build out a more robust collaboration offering, on June 25, 2020 Shaw Business launched Microsoft 365 – our first software as a service product – to small and medium sized businesses. The solution includes Microsoft 365 Business Basic and Business Standard products intended to help Shaw business customers boost productivity and collaborate seamlessly.

Smart Suite Services

Shaw Business has positioned itself as a trusted business advisor by taking care of all aspects of its customers’ increasingly complex always-on connectivity requirements so they can focus on growing their businesses. As part of this strategy, Shaw collaborates with global scale technology leaders to offer its “Smart” suite of easy-to-use and flexible managed business communications solutions. The Smart suite of services provides cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity.

The Smart suite of services includes:

SmartVoice

SmartVoice is a unified communications solution that integrates instant messaging, presence, email, video conferencing, and a mobile application that is built on Broadsoft’s BroadWorks platform. From comprehensive traditional phone features such as auto-attendant, hunt groups, and call recording to collaboration tools such as instant messenger and screen sharing, SmartVoice gives businesses the flexibility to work in a modern way.

26	Shaw Communications Inc. 2020 Annual Report

SmartVoice offers three different levels of packaging based on business needs and is available on 2, 3, or 5-year contract terms.

SmartWiFi

SmartWiFi is a fully-managed Internet solution deployed over Cisco Meraki’s platform that enables seamless and secure wireless connectivity for employees, customers, and guests in the office. SmartWiFi also enables access to a cloud portal where customers can easily manage their service, configure their set service identifiers (SSIDs) to gain insight from network analytics, and create a custom dashboard.

Available at download speeds of up to 75 Mbps, 300 Mbps, 750 Mbps, and 1 Gbps, and including wireless access points, SmartWiFi provides our Shaw Business customers with exceptional WiFi coverage on 1, 2, 3, or 5-year contract terms.

In the first quarter of fiscal 2021, we began increasing upload speeds for certain SmartWiFi packages. We also upgraded our 600 Mbps plan to up to 750 Mbps, and introduced a new speed tier – up to 300 Mbps download by up to 125 Mbps upload.

Smart Remote Office

Launched on August 11, 2020 as a timely response to the COVID-19 pandemic that forced many Canadians to work from home, this new product allows business customers’ employees to securely connect to the head office from anywhere. Smart Remote Office is a plug-and-play, no-touch provisioning solution that provides security and virtual private network (VPN) tunneling for employees working remotely.

SmartSecurity

SmartSecurity is a fully-managed network security platform deployed over Cisco Meraki’s platform that protects a wired and WiFi network at the edge with access control, virus protection, the ability to control which applications run on the network, content filtering, and the connection of branch locations. A SmartSecurity premium package also includes the ability to set-up a secure VPN.

Shaw Business also offers LTE Backup, an add-on service for SmartSecurity which provides redundancy through a secondary Internet connection that ensures seamless and automatic failover in case of an outage.

SmartSecurity is available when bundled with SmartWiFi or Business Internet on 3 or 5-year contract terms.

SmartSurveillance

SmartSurveillance is a fully-managed, enterprise-grade security camera solution deployed over Cisco Meraki’s platform. Managed through a cloud-portal, SmartSurveillance enables business owners to view footage and manage their cameras from anywhere using an intuitive on-line dashboard.

Sophisticated features, such as motion-based search and heat mapping, allow owners to quickly find footage of interest and identify activity patterns. SmartSurveillance can be bundled with SmartWiFi or Business Internet 75 and above on a 3 or 5-year contract term.

SmartTarget

On September 21, 2020, Shaw Business launched SmartTarget, an all-in-one marketing and advanced insights solution that leverages the power of SmartWiFi and a new technology to give business owners a better understanding of their customers’ wants and needs to help increase traffic at their physical locations, boost revenue, and build relationships with their customers.

With SmartTarget available as an add-on service to Shaw’s SmartWiFi, business owners can get customer demographic insights when visitors join the business owner’s guest WiFi network. Once their visitors/customers have opted-in, business owners can use the SmartTarget solution to create targeted emails, surveys, and coupons to help increase customer loyalty, build relationships, and boost store revenues.

Software Defined Wide Area Network (SD-WAN)

SD-WAN provides businesses with a better way to connect multiple offices in a scalable and cost-effective manner on a cloud-managed platform. With integrated security, multiple Internet links, seamless LTE failover, and intelligent path control, SD-WAN enables companies to deploy a resilient, cost-effective, and high-bandwidth connectivity solution.

Powered in partnership with Cisco Meraki, SD-WAN sites are connected by Internet links secured by our SmartSecurity service which provides network protection and cloud-based security policy updates to protect businesses from the latest vulnerabilities and network threats.

Session Initiation Protocol (SIP) Trunking

Our next-generation SIP Trunking solution, on the Broadsoft platform, delivers a centralized voice solution managed in an easy-to-use cloud portal. SIP allows customers to pay only for what they need with the ability to scale the system quickly as their businesses grow.

The integration with Broadsoft’s platform provides businesses with access to unified communications features such as video conferencing, call queuing, and auto-attendant as well as the ability to join offices with SmartVoice and SIP into the same environment to reduce costs and increase efficiency.

Management’s Discussion & Analysis Shaw Communications Inc.	27

Wholesale Wireline Network Services

Using our national and regional access wireline networks, we provide services to Internet service providers (ISPs), other communications companies, broadcasters, governments, and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high speed connections to major North American, European, and Asian networks and other tier-one backbone carriers. All service solutions are sold on 1, 3, or 5-year contract terms and pricing is negotiated based on the specific solution provided to the customer.

Business Subscriber Activity

Beginning in the second half of fiscal 2020, the COVID-19 pandemic, as well as the commodity price challenges in western Canada, impacted the Business division by causing the suspension or cancellation of a number of Business customer accounts and slowing revenue growth.

Prior to the pandemic, the Business division was on track to deliver another solid year of revenue growth. Despite the difficult market circumstances and the fact that 70% of Business revenue comes from the highly impacted small to medium sized business sector, Shaw Business still managed to achieve year-over-year revenue growth of approximately 2%.

In order to continue to meet the evolving needs of our customers, we are executing our plan to ensure that our Fibre+ wireline network keeps pace with our customers’ expectations for bandwidth, speed, and reliability. See “Shaw’s Wireline Network” for a description of our wireline network and the advances that we are undertaking.

Our World-Class Converged Network

The severity and duration of impacts related to the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people (most of whom continue to work from home), connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. Throughout this challenging and unprecedented time, we are proud of the strength of our facilities-based networks, which are not just the core of our digital infrastructure – they are the backbone of our social and economic wellbeing. We have invested billions on building and improving our network and services and the benefits of these investments have never been more critical for Canadians during this crisis.

Shaw’s Wireline Network

At Shaw, we are proud of our advanced Fibre+ network, which combines the power of fibre, coax, and WiFi and consists of our:

•	North American fibre backbone;

•	regional fibre optic and co-axial distribution networks; and

•	local Shaw Go WiFi connectivity.

This fiscal year, Shaw’s Fibre+ network demonstrated its strength with the launch of our Fibre+ Gig speed tier to over 99% of our western Canadian Wireline operating footprint, while expanding the availability of our 1 Gbps download/125 Mbps upload speed tier (currently the fastest broadly available upload speed tier of any North American cable operator) to all businesses in our major markets. Both of these upgrades were enabled by the deployment of DOCSIS 3.1 and Shaw’s industry leading Mid-Split program, which significantly expands usable spectrum on the coaxial “last-mile” of Shaw’s Fibre+ network.

The challenges and disruptions associated with the COVID-19 pandemic caused an increase of approximately 50% in wireline network usage as well as extended peak hours. Despite the unprecedented increase in network demands, Shaw was able to maintain our virtually congestion free Internet experience, regardless of the time of day. The investments in our network infrastructure, and our Mid-Split upgrade in particular, allowed Shaw to quickly and seamlessly activate additional capacity. The design and highly resilient nature of Shaw’s metro and backbone networks also ensured our services remained stable during this time. Ultimately, the COVID-19 pandemic has highlighted the importance and critical nature of advanced facilities-based broadband networks and demonstrated the strength of Shaw’s network infrastructure and our technology roadmap. The strength and performance of our Fibre+ network was further recognized when Ookla named Shaw the fastest and most consistent Internet provider in western Canada. Across British Columbia, Alberta, Manitoba, and Saskatchewan, Shaw’s Fibre+ network was reported as the fastest.

Wireline Backbone

The backbone of Shaw’s wireline network includes terabits of capacity over multiple fibres on two diverse cross-North America routes. The southern route principally consists of approximately 7,000 route kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Regina, Winnipeg, Toronto, Chicago, and Buffalo). The northern route consists of approximately 5,000 route kilometres of fibre between Prince George and Montreal (via Edmonton, Saskatoon, Winnipeg, Thunder Bay, Toronto, and Ottawa). Current fibre construction to extend our northern route from Prince George to North Vancouver is underway in collaboration with the federal government’s Connect to Innovate and Connecting British Columbia programs. A third

28	Shaw Communications Inc. 2020 Annual Report

secured capacity backbone route for advanced redundancy is located from Vancouver to Edmonton to Calgary and Calgary to Toronto through Dallas and New York. These routes, along with a number of other secured capacity routes, provide redundancy for the network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including (i) Vancouver and Calgary, (ii) Seattle and San Jose, (iii) Seattle and Calgary, (iv) Seattle and Vancouver, (v) Toronto and New York City, (vi) Toronto and Montreal, (vii) Edmonton and Fort McMurray, and (viii) Denver and Calgary.

During fiscal 2020, Shaw rapidly increased the capacity on numerous backbone links to stay ahead of COVID-19 related growth in traffic.

Regional Distribution Network

We connect our backbone network to residential and business customers through our extensive regional fibre optic and Fibre+ distribution networks.

Over the past decade, Shaw has driven fibre optic cable into every neighborhood we serve. Today, our customers’ Internet traffic runs over a route comprising over 99.9% fibre optic cable. In the last few hundred metres between our fibre nodes in customers’ neighborhoods and the home or business we serve, we leverage our highly robust and future proof coaxial cable to deliver our fastest speeds to over 99% of our residential customers located in our western Canadian Wireline operating footprint. This fiscal year, we officially rebranded our broadband tiers to “Fibre+” to reflect the true nature of our network and to better articulate the strength of our access network technology and strategy.

In fiscal 2020, we continued to leverage our DOCSIS 3.1 technology and advanced BlueCurve Gateway modem to launch our Fibre+ Gig speed tier to over 99% of homes across our western Canadian Wireline operating footprint. To expand the capacity of our Fibre+ network we are continually increasing the spectrum usable on our cable plant, which enables increased upstream and downstream capacities. In fiscal 2020, we completed our industry leading Mid-Split program in our major markets. This upgrade has allowed us to significantly increase the upstream and downstream capacity available on our Fibre+ distribution network. Shaw was also able to quickly leverage this capacity during the COVID-19 pandemic to not only prevent network congestion, but to also launch our new Fibre+ Gig speed tier to virtually every home we serve. We expect that efficient spectrum expansion upgrades, such as our Mid-Split program and other future technologies, will continue to allow cable technology to achieve fibre equivalent performance.

Shaw continues to optimize the capacity and efficiency of our wireline network and has virtually eliminated network congestion by deploying fibre optic cable deeper into our access networks and closer to where our customers reside. We continue to increase the number of optical serving areas or “nodes” in the wireline network. This is a continuous process that we apply year-over-year to increase fibre optic usage in our wireline network. Driving fibre deeper into our network also supports wireless and business service deployments, as well as future services such as 5G, FTTP, or the newly released DOCSIS 4.0 specification, which are all potential building blocks for multi-gigabit symmetrical services over our existing infrastructure.

Additionally, Shaw continues to leverage our converged network to enable the rapid and flexible deployment of small cells in support of our wireless network and preparations for 5G, due to the ability of our Fibre+ network to transport both power and multi-gigabit data speeds on one cable.

Shaw Go WiFi

Shaw has created Canada’s most extensive WiFi network, Shaw Go WiFi. Shaw Go WiFi broadens a Shaw Internet customer’s broadband experience beyond the home as a valuable extension of our customer wireline network experience. Over 3.7 million devices have authenticated to our carrier-grade Shaw Go WiFi network and there are over 117,000 public access points used by our customers in coffee shops, restaurants, gyms, malls, public transit, and other public spaces covering locations from British Columbia to Ontario. In addition to these public access points, Wireless customers can seamlessly access more than 350,000 home hotspots across western Canada, making it easier to stream and download at a friend’s or relative’s home.

We have made several investments to further enhance the Shaw Go WiFi services. In fiscal 2020, we began offering download speeds of up to 100 Mbps, tuned the network to provide customers better performance at the edge of the coverage range, and simplified the login process.

Shaw’s Wireless Network

Supporting our Wireless revenue growth are the significant investments in our wireless network and customer service capabilities. We are executing on our operating plan to improve our network and deploy spectrum in an efficient manner. Wireless network investments to improve the customer experience continue to be a priority in the areas in which we operate and serve customers.

Shaw partnered with NOKIA to roll-out our next generation LTE wireless network in our existing markets in Ontario, Alberta, and British Columbia. In fiscal 2020, we continued to deploy our Extended Range LTE network, which leverages our 700 MHz wireless spectrum, to provide customers with improved in-building coverage as well as extending coverage. At the end of fiscal 2020, the deployment of our 700 MHz spectrum was virtually complete in western Canada and approximately 70% complete nationwide, with the remaining deployment expected to continue throughout fiscal 2021. In

Management’s Discussion & Analysis Shaw Communications Inc.	29

fiscal 2020, Shaw started to deploy its 600 MHz spectrum, which is expected to continue throughout fiscal 2021.

In fiscal 2020, the Company continued to deploy small cell technologies (low powered wireless antennas and receivers with a range of 100m – 200m) designed to enhance coverage and performance in dense urban locations. As high-power towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality speed, capacity, and coverage improvements in these high traffic areas. The deployment of small cell technology was further enhanced by the activation of additional macrosites and the recent upgrades to our Fibre+ network that provide the ability to power and backhaul network traffic. With the completion of the Mid-Split program in major markets in fiscal 2020, the additional capacity created can be leveraged to improve our wireless network, highlighting the synergies of Shaw’s converged network strategy in building out its wireline and wireless networks.

Through years of thoughtful and strategic capital investing, we continue to expand and improve our facilities-based wireless network to meet the evolving needs of our customers and continue to fuel our wireless momentum. In fiscal 2020, our operational support systems were enhanced to streamline activation capabilities and provide proactive monitoring and assurance capabilities to assist our operational teams with awareness of potential service issues.

Shaw Mobile

On July 30, 2020, Shaw launched Shaw Mobile, a new wireless service in western Canada that leverages our LTE and Fibre+ networks, along with Canada’s largest WiFi network, to provide Shaw Internet customers with an innovative wireless experience that can help reduce their monthly wireless data bill. To support the Shaw Mobile launch, all supporting network features were activated, new models of wireless handsets were certified, and new support services were activated. Our back-office systems were modernized to provide our frontline teams with a modern and intuitive interface to help streamline our internal processes. These upgraded systems also enable the Company to rely on cloud first technologies rather than traditional proprietary systems, which provide for enhanced and improved scaling, resiliency, and agility as we continue to grow Shaw Mobile’s business.

Private LTE

Shaw is a leader in developing and delivering Private LTE technology solutions for Canada’s mining and energy industries. Private LTE is a complete, standalone cellular network that is used exclusively by the end customer for their business operations. In fiscal 2020, Shaw, in collaboration with Teck Resources Limited (“Teck”) and NOKIA, deployed Canada’s first Private LTE network using commercial mobile spectrum at Teck’s Elkview steelmaking coal mine located in the Elk Valley region of British Columbia. The wireless network deployment at Elkview will generate significant operational value for Teck, providing significantly greater coverage and connectivity. This network will carry many of Teck’s current mission critical applications and is built to also enable future Internet-of-things (IoT) and 5G requirements.

Shaw continues to work with other industry partners to develop and deploy Private LTE networks.

Spectrum holdings

In April 2019, the Company successfully acquired 11 paired blocks of 20-year 600 MHz spectrum across its Wireless operating footprint, for a total purchase price of $492 million, or $0.78 per MHz-Pop. The spectrum licences secured through the 600 MHz spectrum auction include 30 MHz across each of British Columbia, Alberta, and southern Ontario as well as 20 MHz in eastern Ontario. This spectrum, and the incremental network investment to deploy the spectrum, is expected to materially improve our long-term Wireless customer experience and further enable our ability to offer converged network solutions.

In addition to the 600 MHz spectrum acquired in April 2019, our Wireless division currently holds 50 MHz of AWS spectrum, 10 MHz of 700 MHz spectrum and 20-40 MHz of 2500 MHz spectrum in the main service areas of southern Ontario, Alberta, and British Columbia. We also hold 20-60 MHz of AWS spectrum, 0-10 MHz of 700 MHz spectrum, and 0-30 MHz of 2500 MHz spectrum in other markets within southern Ontario, eastern Ontario, Alberta, and British Columbia.

As discussed below, Innovation, Science and Economic Development Canada’s (ISED) 3500 MHz spectrum auction is scheduled for June 2021 with up to 200 MHz of spectrum available and a set aside of 50 MHz in most Tier 4 service areas. ISED has also undertaken a consultation regarding the policy framework for the 3800 MHz spectrum band that proposes to reallocate a sizeable portion of the C-band (3700-4200 MHz) for flexible use (i.e., fixed and mobile) services. For further detail see “Government Regulations and Regulatory Developments – Radiocommunication Act – Wireless Spectrum Licences.”

The Company expects that its spectrum assets will continue to support anticipated growth in Wireless subscribers, as well as geographic expansion and scale opportunities in the provinces in which we operate.

30	Shaw Communications Inc. 2020 Annual Report

Community Investment

Shaw’s community investment activities continue to build brand awareness and affinity, deepen employee engagement, drive revenue, and advance government and investor relationships while having demonstrable impacts in our communities.

In fiscal 2020, Shaw’s Community Investments were valued at over $40 million, supporting over 750 community organizations and 850,000 low income and vulnerable youth across the country. In the past year, our employees came together and contributed over $1.25 million and thousands of volunteer hours to hundreds of charities across the country through our employee giving programs.

Notably, the COVID-19 pandemic changed our world in profound and challenging ways, with major implications for how we gather, work, learn, travel, and connect. For the most vulnerable in our society, the pandemic had an immediate and profound impact.

In the early stages of the crisis, we took decisive action to launch the #ShawHelps initiative to help Canadians feel connected, safe, and engaged as they navigated through the unpredictable challenges brought on by the pandemic. These steps included:

•	helping address the dramatic increase in food insecurity and social isolation with a $1 million donation to Community Food Centres Canada;
•	opened Shaw Go WiFi across western Canada, giving access to the country’s largest network of WiFi hotspots;

•	provided two months of free Internet service to low-income families who are part of the Government of Canada’s “Connecting Families” program;

•	provided all Shaw Cable and Shaw Direct customers access to several TV channels at no additional cost;

•	provided Freedom Mobile customers with a rate plan of 3GB of data or less with an extra 2GB of data for free;

•	confirmed no data caps on our Internet plans and not limiting our customers’ Internet data use;

•	collaborated with core partners to create a K-12 virtual education platform available for all Canadians to assist families as their kids schooling moved remotely;

•	provided devices and connectivity to support hundreds of students, families, seniors, marginalized Indigenous groups, and victims of domestic violence to help ensure they could continue to learn, stay connected, and access critical social services and support; and

•	supported over 75 grassroots organizations in over 50 communities with relief and recovery grants.

Our signature sponsorship, the Shaw Charity Classic, has raised over $50 million for more than 200 charities supporting Alberta youth since 2013. While pandemic-

Management’s Discussion & Analysis Shaw Communications Inc.	31

related restrictions forced the event’s cancellation in 2020, we recognized it had critical importance to the fundraising activities of local charities and were pleased to donate $1.15 million in fiscal 2020 to support the kids’ charities that benefitted from the event.

In fiscal 2021, we will continue to evolve our community investment approach to better meet the needs of our stakeholders through continued cross-functional execution, operational integration, and modernization. By sharpening the focus of our large and grassroots charitable donations and doing more to integrate philanthropic activities with our marketing tactics, Shaw’s community investments can continue to help elevate the Company’s profile as a community leader committed to enabling a better future for Canadians.

Climate Change and Environmental Responsibility

Shaw is committed to delivering a seamless connectivity experience to Canadians in an environmentally responsible and sustainable manner. A key focus area for the Company involves efficiency and innovation, which includes:

•	Reducing Consumption – we support efforts to reduce employee, customer, and enterprise consumption of:

a)	Energy – through the use of energy efficient technologies,

b)	Water – by reducing water consumption in Shaw owned buildings, and

c)

Paper – by continuing to promote e-bill and efficient printing behaviours amongst employees and customers to reduce paper use by shifting interactions to digital platforms as part of the Company’s digital transformation.

•	Waste Reduction – to reduce employee, customer, and enterprise waste we have implemented waste diversion and e-waste recycling programs and reduced single-use items in our marketing campaigns and packaging.
•	Reducing Carbon Emissions – to reduce Shaw’s carbon footprint through reduction (e.g., LED lighting, high-efficiency boilers, e-billing, reduced truck rolls due to increased consumer self-install of customer premises equipment (CPE)) and market-based instruments (e.g., renewable energy, offsets);

•	Engagement and Awareness – to continuously drive employee, customer, and enterprise awareness of Shaw’s environmental initiatives. Engaging employees in our journey – through the establishment of green teams, earth week, and waste reduction initiatives – to advance our goals of educating and sharing common beliefs and values around environmental sustainability.

The Company participated in the Society of Cable Telecommunications Engineers’ (SCTE) Energy 2020 program, which set goals for reducing power consumption, energy costs, and grid dependency. Shaw contributed to these goals through initiatives such as optimizing network equipment sizing and controls, renegotiating power costs, and participating in demand response programs.

Shaw is also a signatory of the Canadian Energy Efficiency Voluntary Agreement (CEEVA) with respect to Set-Top Boxes (STBs) and Small Network Equipment (SNE). CEEVA aims to significantly reduce the total annual energy consumption used by STBs and SNEs in Canada, cutting the annual carbon emissions by over 100,000 tons – the equivalent of taking 44,000 cars off the road (i.e., subcompact cars driving 15,000 km per year).

Environmental and Social Governance

In fiscal 2020, we continued to make progress on our environmental, social, and governance (ESG) initiatives and expect to provide additional transparency and details in our forthcoming ESG report, which will include, among other things, the critical role it plays in shaping our strategy.

32	Shaw Communications Inc. 2020 Annual Report

GOVERNMENT REGULATIONS AND REGULATORY DEVELOPMENTS

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various pieces of legislation, including the Broadcasting Act (Canada) (“Broadcasting Act”), the Telecommunications Act (Canada) (“Telecommunications Act”), the Radiocommunication Act (Canada) (“Radiocommunication Act”), and the Copyright Act (Canada) (“Copyright Act”). Broadcasting and telecommunications are generally administered by the Canadian Radio-television and Telecommunications Commission (CRTC or the “Commission”) under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and ISED, respectively. The allocation and use of wireless spectrum in Canada are governed by spectrum licences issued by, and radio authorization conditions set by, ISED pursuant to the Radiocommunication Act.

In June 2018, ISED and Canadian Heritage launched the Broadcasting and Telecommunications Legislative Review (BTLR), which also included a review of the Radiocommunication Act. The BTLR was conducted by a panel of external experts (the “Expert Panel”) tasked with studying the legislation. On January 29, 2020, the Expert Panel issued its final report making recommendations to the Ministers of Innovation, Science and Industry and Canadian Heritage for modernizing Canada’s Broadcasting Act, Telecommunications Act, and Radiocommunication Act (the “BTLR Final Report”), including certain recommendations for legislative and regulatory changes that could impact the business practices of the Company and/or result in new fees for the Company if implemented by the federal government (see “Potential Legislative Changes” in the Broadcasting Act and Telecommunications Act sections, below). Although the BTLR was initiated – and the Expert Panel was instituted – by the federal government, the Expert Panel was independent of the federal government and its recommendations may or may not be reflected in any legislative reform introduced by the federal government.

Limits on Non-Canadian Ownership and Control

Neither a holding company that has a subsidiary operating company licensed under the Broadcasting Act, nor any such licensee, may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC. Pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”), non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. If a holding company of a licensee does not satisfy the requirement that 80% of its board of directors be resident Canadians, it must have a CRTC-approved Independent Programming Committee (IPC) in place to ensure that neither the holding company nor its directors exercise control or influence over the programming decisions of its subsidiary licensee. With CRTC approval, Shaw has implemented an IPC to comply with the Direction.

Similar restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian of a company operating pursuant to those Acts. Instead, the Telecommunications Act, the Radiocommunication Act and associated regulations require only that 80% of the voting shares of such entities be held by resident Canadians. The Canadian ownership requirements do not apply to wireline and wireless telecommunications carriers that have annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues for the sector.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend, or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

Broadcasting Act

Pursuant to the Broadcasting Act, the CRTC is mandated to regulate and supervise all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (BDUs) to give priority to the carriage of Canadian services; to provide efficient delivery of programming services at affordable rates; to provide reasonable terms for the carriage, packaging and retailing of those programming services; and provides the option to operate a community channel. Under the Broadcasting Act, the Governor in Council (GiC) may issue broad policy directions of general application on matters with respect to the objectives of Canada’s broadcasting policy and related regulatory policy.

The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. The Company’s broadcasting distribution business and on-demand programming services depend on licences (or operate under an exemption order) granted and issued by the CRTC under the Broadcasting Act. Pursuant to CRTC

Management’s Discussion & Analysis Shaw Communications Inc.	33

regulations, the Company is required to contribute 5% of its cable and direct-to-home (DTH) BDUs’ gross revenues to the production of Canadian programming.

Licensing and Ownership

In August 2018, the Commission renewed the Company’s cable licences for a five-year term from September 1, 2018 to August 31, 2023. In November 2019, the Company’s DTH and Satellite Relay Distribution Undertaking (SRDU) licences were each renewed for seven-year terms from December 1, 2019 to August 31, 2026.

In May 2017, the Company’s video-on-demand licence was renewed for a five-year term from September 1, 2017 to August 31, 2022. In August 2019, the Company’s terrestrial PPV and DTH PPV licences were renewed for five-year terms from September 1, 2019 to August 31, 2024.

New Media

The CRTC has issued a digital media exemption order requiring that Internet-based and mobile point-to-point broadcasting services not offer television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service and not confer an undue preference or disadvantage. The CRTC has not imposed any levy on the revenue of exempt digital media undertakings to support Canadian new media content.

Potential Legislative Changes

Pursuant to the Ministerial mandate letters issued December 13, 2019, the Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed to: “modernize the Broadcasting Act and Telecommunications Act, examining how best to support Canadian content in English and French […]”; and “introduce legislation by the end of 2020 that will take appropriate measures to ensure that all content providers, including internet giants, offer meaningful levels of Canadian content in their catalogues, contribute to the creation of Canadian content in both official languages, promote this content and make it easily accessible on their platforms.”

Pursuant to the BTLR Final Report, issued on January 29, 2020, the Expert Panel recommended maintaining the existing 5% levy on the gross revenues of BDUs to support the production of Canadian content, while introducing an expanded regulatory regime, in which, among other things, new categories of online digital media offerings would become subject to regulatory obligations and Canadian contribution requirements. The Minister of Canadian Heritage previously indicated in July 2019 that the federal government intends to take appropriate measures swiftly, when it receives the BTLR Final Report, to ensure that “all players, including the Internet giants” offer meaningful levels of Canadian content, contribute to the creation of Canadian content, and promote Canadian content and make it easily accessible on platforms.

Any changes to the Broadcasting Act pursuant to the BTLR Final Report or Ministerial mandates could impact the business practices of the Company, or result in new fees payable by the Company’s cable, DTH or digital media services; new competition in the provision of broadcasting distribution services; and/or negative impacts to the Company’s financial results from broadcasting.

Other Potential New or Increased Fees

New fees could also be imposed pursuant to CRTC regulation, with or without legislative changes. The Commission indicated that in 2020-2021 it will consider whether to examine new mechanisms to support television news production. If the CRTC were to consider and implement support for television news production through increased access by broadcasters to subscription revenue, it would increase costs for the Company. Additionally, the Commission indicated that in 2021-2022 it will “examine options for the appropriate measures needed to ensure that all content providers on all platforms contribute to the creation of Canadian content in both official languages, that Canadian content is promoted and given appropriate prominence, and that it is easily accessible by Canadians.” Implementation of new regulatory measures with the foregoing objectives could result in new fees payable by the Company’s cable, DTH or digital media services; impact the business practices of the Company, including through new distribution and promotion requirements, with increased costs payable by the Company’s cable, DTH, or digital media services; and/or negatively impact the Company’s financial results from broadcasting.

Sections 21 and 49 of the CRTC’s Broadcasting Distribution Regulations (the “BDU Regulations”) currently state that a cable BDU must obtain the consent of an over-the-air (OTA) broadcaster in order to distribute its signal in a distant market. In the case of DTH BDUs, the BDU Regulations permit the distribution of local OTA television signals on a distant basis without consent within the province of origin, but the BDU Regulations state that DTH BDUs must obtain broadcaster consent to deliver an OTA television signal out-of-province unless the DTH BDU is required to carry the signal out-of-province on its basic service. There are questions as to the jurisdictional validity of sections 21 and 49 of the BDU Regulations, which are currently being considered by the CRTC pursuant to an application by Rogers Media Inc. (RMI), posted by the Commission on February 21, 2020, asking the Commission to enforce those sections. Based on the current language of sections 21 and 49 of the BDU Regulations and depending on the outcome of RMI’s application, broadcasters may seek to limit

34	Shaw Communications Inc. 2020 Annual Report

distribution of distant signals or remuneration for their distribution by the Company, which could increase costs for the Company and limit its offerings to consumers (including pursuant to demands for signal take-down or program blackouts). In addition, any confirmation by the CRTC of the validity of television broadcast licensees’ right of authorization regarding the retransmission of their signals in distant markets could lead to similar demands by non-Canadian broadcasters. Any such impacts or demands could significantly impact the Company’s costs and negatively impact the Company’s financial results.

Telecommunications Act

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable high-quality telecommunication services. The CRTC has the authority to forbear from regulating one or more services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for those services to protect the interests of users. Retail Internet, home phone services and mobile wireless services have been forborne from price regulation. However, regulations do affect certain terms and conditions under which Shaw’s retail services are provided. As described further below under “Third Party Internet Access,” certain Shaw wholesale services are regulated.

Under the Telecommunications Act, the GiC may issue broad policy directions of general application to the CRTC with regard to the telecommunications policy directives set out in the Telecommunications Act (each a “Telecommunications Policy Direction”). As described below under “Government Policy Direction to CRTC Concerning Telecommunications,” a recent Telecommunications Policy Direction was issued by the GiC with the intention of guiding the CRTC’s decision-making on telecommunications matters, including in its recently completed review of mobile wireless services (see below under “CRTC Wireless Review”).

The CRTC and ISED can also impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act, and the regulations and rules promulgated thereunder.

ISED is responsible for the allocation, issuance and management of radio spectrum pursuant to the Radiocommunication Act. As well, the technical operating aspects of the Company’s businesses are regulated by technical requirements and performance standards established by ISED, primarily under the Telecommunications Act and the Radiocommunication Act.

Potential Legislative Changes

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to the Ministerial mandate letters issued December 13, 2019, to “modernize the Broadcasting Act and Telecommunications Act, examining how best to […] ensure quality affordable internet, mobile and media access.” The Minister of Innovation, Science and Industry was also directed to reduce mobile prices by 25% within two years, and failing that, to further expand mobile virtual network operators (MVNOs) in Canada and the CRTC’s mandate on affordable pricing. In accordance with this mandate, on March 5, 2020, the Minister of Innovation, Science and Industry announced the expectation that the national carriers (Bell Canada, Rogers Communications Canada and TELUS Communications) reduce their prices for mid-range data plans (2-6 GB) by 25% over the next two years, and indicated that if “these targets are not met within two years, the Federal Government will take action with other regulatory tools to further increase competition and help reduce prices.”

In the BTLR Final Report, issued on January 29, 2020, the Expert Panel made recommendations that may lead to increased regulatory oversight of retail and wholesale telecommunications services with an emphasis on affordable access to advanced networks. If adopted, the BTLR Panel’s recommendations could result in new regulatory obligations applicable to the Company’s Wireless or Wireline services.

Implementation of the foregoing Ministerial mandates (assuming that they remain applicable during the second session of the 43rd Parliament) whether or not in reliance upon the recommendations of the BTLR Final Report, could result in: the introduction of new regulatory measures that negatively impact the business practices of the Company and our ability to serve customers and related costs; and/or negative impacts on the Company’s financial results and competitiveness in the wireless and wireline market.

Third Party Internet Access

Shaw is mandated by the CRTC to provide a wholesale high-speed access (HSA) service at regulated rates to independent ISPs (“Resellers”), who use the wholesale HSA services to provide their own retail Internet services to their end-users (“Third Party Internet Access” or “TPIA”).

Telecom Order CRTC 2019-288

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale HSA service rates. The final rates are significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. The Order, if upheld or insufficiently varied, will significantly reduce the amount that the Company can charge for aggregated HSA services and negatively impact its broadband Wireline revenues and investments as well as its ability to compete with Resellers and other facilities-based HSA providers.

Shaw, jointly with Cogeco, Eastlink, Rogers and Videotron (the “Cable Carriers”), pursued all three routes of appeal of

Management’s Discussion & Analysis Shaw Communications Inc.	35

the Order permitted under the Telecommunications Act, each with a distinct focus:

•	On September 13, 2019, the Cable Carriers filed a motion for leave to appeal the Order with the Federal Court of Appeal (FCA), as well as a motion to stay the Order, pending the final judgment on the appeal (if leave was granted). On November 22, 2019, the motion for leave to appeal the Order, as well as the motion to stay the Order pending final judgment on the appeal was granted. The Cable Carriers’ appeal was heard by the FCA on June 25-26, 2020.

•	On November 13, 2019, the Cable Carriers filed a Petition to federal Cabinet requesting that Cabinet order the CRTC to: (1) reconsider the Order in conjunction with a review of the regulatory framework for wholesale wireline services, while taking into account telecommunications policy objectives including the need to encourage innovation and investment in networks; and (2) vary the Order by cancelling the retroactivity.

•	On December 13, 2019, the Cable Carriers filed an application with the CRTC to review and vary the rate-setting methodology and the resulting rates, as well as the requirement to make retroactive payments (the “R&V Proceeding”). The Cable Carriers also requested that the CRTC stay the Order in the event that the FCA stay of the Order is no longer in effect in advance of the CRTC’s disposition of the R&V Proceeding.

On August 15, 2020, pursuant to the Petition to federal Cabinet, the GiC determined that the “final rates set by the decision do not, in all instances, appropriately balance the objectives of the wholesale services framework recognized in Order in Council P.C. 2016-332 of May 10, 2016 and that they will, in some instances, undermine investment in high-quality networks.” However, the GiC determined that varying or referring the Order back to the CRTC for reconsideration “is premature pending a decision from the Commission with respect to the applications” in the R&V Proceeding. Instead, the GiC “will monitor the public proceeding in respect of the applications and await the Commission’s decision.”

On September 10, 2020, the FCA dismissed the Cable Carriers’ appeal of the Order, which was based on questions of law and jurisdiction, with the effect that the FCA stay of the Order is no longer in effect.

On September 28, 2020, the CRTC granted a stay of the Order while the R&V Proceeding is underway and the Commission considers the Cable Carriers’ application to review and vary the rates.

Any of the following developments could significantly reduce the amount that the Company can charge for aggregated HSA services and negatively impact the Company’s broadband Wireline revenues and investments as well as its ability to compete with Resellers and other facilities-based

HSA providers: a CRTC decision to maintain the final rates set by the Order, or any variance of the Order by the CRTC (most likely pursuant to the existing R&V Proceeding, or further direction from the GiC) that does not result in a material increase in the rates set by the Order.

Distinction between residential and business wholesale HSA services

On March 3, 2020, the Commission initiated a proceeding to examine wholesale HSA tariff provisions that differentiate between residential and business end-users. The Company’s tariffs do not limit or restrict reselling to business end-users. If the Commission’s decision goes beyond addressing existing tariff provisions that place restrictions on Resellers based on market segmentation, and mandates new wholesale access requirements applicable to the Company’s Consumer or Business Internet services, the Company’s broadband revenues and investments, as well as its ability to compete, could be negatively impacted.

Disaggregated Wholesale Services Framework

In 2015, the CRTC completed a review of the wholesale wireline policy framework, including TPIA, and: (i) extended mandated wholesale access services to include FTTP facilities; and (ii) initiated a shift to a new disaggregated wholesale HSA service model. On June 11, 2020, the Commission initiated a new proceeding to consider the appropriate network configuration for disaggregated wholesale HSA services across the country, and suspended the proceeding to set final rates, terms, and conditions for the disaggregated wholesale HSA services in Ontario and Quebec, which had previously been reviewed and approved by the CRTC in 2016. The disaggregated wholesale service configuration that is mandated by the Commission could require significant and costly modifications to the Company’s broadband network architecture. The final mandated rates and the terms of disaggregated HSA services could negatively impact the Company’s broadband revenues and investments as well as its ability to compete with Resellers and other facilities-based disaggregated HSA providers.

Review of the approach to rate setting for wholesale telecommunications services

On April 24, 2020, the Commission initiated a proceeding to review its approach to rate setting for wholesale telecommunications services. The methodology that is selected will impact the amount that the Company can charge for wholesale HSA service and, if the methodology fails to adequately compensate the Company for the costs associated with provisioning HSA services as well as a reasonable return on investment, it will negatively impact the Company’s broadband Wireline revenues and investments and our ability to compete with Resellers and other facilities-based HSA providers. The chosen methodology could also potentially apply to wholesale

36	Shaw Communications Inc. 2020 Annual Report

wireless services, including mandated roaming and any service provisioned pursuant to any mandated MVNO regime imposed by the Commission in its review of mobile wireless services (see below under “CRTC Wireless Review”). The deadline for the submission of replies is currently scheduled for December 7, 2020.

CRTC Wireless Review

In March 2018, the CRTC declined to extend the mandated roaming regime to include public WiFi providers. The Commission subsequently undertook a consultation to investigate the availability and pricing of low cost data-only packages, including whether wireless carriers should be required to offer low-cost data-only packages. In December 2018, the CRTC determined that it would refrain from mandating specific low-cost data-only plans and instead opted to direct the three incumbent national wireless carriers to make available proposed low-cost plans and to keep those plans in the market at least until a decision is issued in its 2019-20 review of mobile wireless services.

In February 2019, the CRTC initiated its review of the regulatory framework for mobile wireless services and held a public hearing in February 2020. The Commission is reviewing competition in the retail market, including potential regulatory intervention, such as new retail policies and mandated low-cost data-only plans, and wholesale wireless regulation, including wholesale access for MVNOs.

The three incumbent national wireless carriers are required by CRTC regulation to provide domestic wholesale roaming services to Shaw and other facilities-based wireless competitors at regulated rates. In March 2018, the CRTC finalized the regulated rates for the mandated wholesale roaming service. As part of its Wireless Review, the CRTC sought comments on whether there is any need to make changes to the wholesale roaming policy, but the Notice of Consultation indicated that the CRTC would not be reviewing the regulated roaming rates.

At the outset of the proceeding, the Commission conveyed its preliminary view that it would be appropriate to mandate wholesale MVNO access to the networks of the national incumbents. Its Notice of Consultation included a series of questions regarding the possible eligibility requirements and other terms and conditions of a possible mandated MVNO regime. The Telecommunications Policy Direction to the CRTC regarding telecommunications, described below, applies to this proceeding. Final submissions were filed July 15, 2020, bringing the proceeding to a close. The CRTC’s determinations in this proceeding could negatively impact the Company’s financial results, growth prospects, and operational flexibility.

36-Month Device Financing

On August 2, 2019, following the introduction by the national incumbent wireless carriers of equipment installment plans (EIPs) ranging from 24- to 36-months, the Commission ordered all wireless service providers to cease offering EIPs longer than 24-months, and initiated a proceeding to examine whether 36-month EIPs are compliant with the Wireless Code. The proceeding closed in October 2019, and a decision is outstanding. If 36-month EIPs are permitted, it could impact our Wireless division’s ability to gain market-share.

Government Policy Direction to CRTC Regarding Telecommunications

On June 16, 2019, the GiC published a finalized Policy Direction (following its publication of a proposed Policy Direction on March 9, 2019) that provides general guidance to the CRTC on all telecommunications regulatory measures, including those affecting Shaw’s Consumer and Business Internet and Phone services, wholesale telecommunications services, and Shaw’s Wireless services. The Telecommunications Policy Direction directs the CRTC to consider how measures can promote all forms of competition and investment, as well as affordability, consumer interests and innovation. The impact of the new Policy Direction will depend on how the CRTC interprets it in the context of specific matters and proceedings.

Retail Sales Practices

In June 2018, the GiC issued an order to the CRTC, directing it to investigate the retail sales practices used by Canada’s large telecommunications carriers and report back to the GiC with its findings on the prevalence of such practices and how existing consumer protections could be expanded, or new protections developed, to ensure consumers are empowered and treated fairly by their service providers.

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices and found that “a significant portion of Canadians are experiencing misleading or aggressive sales practices through all types of sales channels” in connection with their purchase of telecommunications and broadcasting services. While the Report did not result in new rules or regulatory obligations, the Report’s findings, coupled with a planned Commission examination of activities undertaken in 2020-2021 to address those findings, could lead to new measures implemented in the context of current or future proceedings. The introduction of any such measures could negatively impact our ability to serve our customers, result in cost increases for the Company and negatively impact the Company’s revenue.

Access for Wireline Network

For its wireline network Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to

Management’s Discussion & Analysis Shaw Communications Inc.	37

deploy cable facilities. Under the Telecommunications Act, the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Shaw’s wireline network also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may access such places with the consent of the municipality or other public authority having jurisdiction.

On December 10, 2019, the Commission initiated a review to examine “potential barriers and/or regulatory solutions to building new facilities or interconnecting to existing facilities in order to extend broadband-capable networks more efficiently into underserved areas […].” The Commission specifically requested comments on barriers such as access to affordable transport services and efficient use of support structures; how and to what extent these barriers are preventing carriers from extending transport networks and offering services in underserved regions; and proposals on potential regulatory measures to address the barriers. Due to delays caused by the COVID-19 pandemic, this proceeding is still ongoing. The introduction of regulatory requirements applicable to the provision of wholesale transport services in rural or remote areas could negatively impact the Company’s financial results.

Radiocommunication Act

Our Wireless division holds licences for the use of radiofrequency spectrum required to operate its mobile wireless business. Those spectrum licences are administered by ISED under the Radiocommunication Act. Spectrum use is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

Any changes to the Radiocommunications Act pursuant to the BTLR (see “Government Regulations and Regulatory Developments”) could impact the business practices of the Company and/or the processes governing its acquisition of new spectrum for purposes of building its wireless networks.

Wireless Spectrum Licences

The Company’s AWS-1 spectrum licences were renewed in 2019 for a new 20-year term. The Company’s AWS-3 spectrum licences were issued in April 2015 and have a term of 20 years. The 700 MHz and 2500 MHz spectrum licences that the Company purchased from Quebecor were initially issued in February 2014 and May 2015, respectively for a term of 20 years. The Company also holds other 2500 MHz licences, including those acquired at ISED’s 2018 residual auction, which were issued for a 20-year term. The Company also acquired 600 MHz licences at ISED’s 2019 auction, which were issued for a 20-year term.

The Company’s licences come with conditions, including a variety of deployment conditions. In July 2019, ISED issued a decision in response to its consultation on a new set of smaller service areas for spectrum licensing (“Tier 5 Service Areas”) to complement ISED’s existing service areas. ISED has created Tier 5 Service Areas with the objective of encouraging additional access to spectrum within rural areas pursuant to its licensing process. Currently, none of the Company’s licences are subject to Tier 5 deployment requirements, but future licences may incorporate a requirement for deployment in such new service areas.

In June 2019, ISED released its decision on revisions to the 3500 MHz (3450-3650 MHz) band, which enabled existing holders to retain a portion of their 3500 MHz spectrum to convert to mobile spectrum, with the remaining spectrum to be made available for auction. In March 2020, ISED released its policy and licensing framework (the “Framework”) for the upcoming 3500 MHz (3450-3650 MHz) auction, following a public consultation process in 2019. The Framework adopted a spectrum set-aside for eligible entities, the amount of which differs by area depending on the amount of spectrum available for auction and whether the area includes a large population centre. The auction is scheduled to commence in June 2021.

In August 2020, ISED commenced a public consultation on proposed revisions to the 3800 MHz band (3650-4200 MHz). The consultation seeks comments on, among other things, whether and how the band should be repurposed to include mobile use and the treatment of existing users in the band.

Following a consultation in 2018, ISED released a decision allowing future mobile use in the millimetre wave bands, including 26 GHz, 28 GHz, and 38 GHz bands, as well as licence-exempt use in the 64-71 GHz bands. The details of the licensing framework for these bands will be the subject of a future proceeding.

Access for Wireless Network

Our Wireless division’s operations depend on being able to locate and construct wireless antenna sites, which in some cases requires certain authorizations or approvals from municipalities, which vary from one municipality to another but are also subject to federal oversight. The process for such approvals can include a comprehensive consultation process related to local land use priorities and new antenna site design parameters.

The Wireless division also uses arrangements whereby it co-locates its antennae equipment on towers and/or sites owned and operated by third party tower and/or sites providers and the three national wireless incumbent carriers. Pursuant to the conditions of their spectrum licences and the CRTC’s policy framework for wholesale wireless services, the three national wireless incumbent carriers must allow competitors, including Freedom Mobile and Shaw Mobile, to

38	Shaw Communications Inc. 2020 Annual Report

co-locate equipment at these locations. However, the application and approval process for the sharing of towers is lengthy, and the ISED and CRTC processes that are available to enforce the existing rules can also be challenging and time consuming. The CRTC’s review of mobile wireless services included a focus on reducing barriers to infrastructure deployment and whether any further regulatory measures are required to reduce barriers to the deployment of wireless infrastructure.

Copyright Act

Canada’s Copyright Act accords the creators and owners of content various rights to authorize or be remunerated for the use of their works and performances, including, in some instances, by broadcast distribution undertakings. In addition, the Copyright Act creates certain exceptions that permit the use of copyrighted works without the authorization or remuneration of rights holders.

New or Potential Legislative Changes

On December 17, 2018, Bill C-86, the Budget Implementation Act (BIA), received Royal Assent and contains several amendments to the Copyright Act which came into force on April 1, 2019. The amendments create the potential for increased fees as well as risk of copyright infringement. Changes to the Copyright Act introduced by the BIA include the elimination of the Copyright Act’s mandatory tariff-setting regime for tariffs applicable to the public performance of works, providing performance rights collectives the option of negotiating payments on a user-by-user basis through direct licensing. A direct licensing approach, if undertaken by a collective to which Shaw remits tariff payments, could increase royalties as well as the transactional costs associated with clearing copyrights. The BIA also potentially increases risk of claims (and associated liability) in connection with unrepresented repertoire, by removing a provision that had prevented infringement proceedings by unrepresented rightsholders in situations where no tariff was filed. Finally, pursuant to the Copyright Act, the Copyright Board of Canada (the “Copyright Board”) oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs, television broadcasters and online content services. The Copyright Board may also make rulings on the interpretation of the Copyright Act in the course of issuing copyright tariff decisions.

The Minister of Canadian Heritage and the Minister of ISED were directed, pursuant to their mandate letters issued December 13, 2019, to work together in reviewing the Copyright Act. Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights and/or the scope of flexibility pursuant to exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Potential for New or Increased Fees

In August 2017, the Copyright Board issued a decision interpreting the scope and meaning of the “making available” provision (section 2.4(1.1) of the Copyright Act). The Copyright Board determined that as a result of section 2.4(1.1), the mere making available of a work on a server for the purpose of later streaming or download by the public is an event for which a tariff was payable, expanding the scope of the performance right and the Society of Composers, Authors and Music Publishers of Canada’s (SOCAN) entitlement to royalties. In September 2017, the Company, along with a number of other broadcasting and Internet companies, filed an application for judicial review, arguing that the Copyright Board’s interpretation of the “making available” provision was erroneous. In June 2020, the FCA overturned the Copyright Board’s interpretation. The deadline to file an application for leave to appeal to the Supreme Court of Canada (SCC) is November 12, 2020. If leave is sought and granted and the SCC restores the Copyright Board’s interpretation, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

On December 18, 2018, the Copyright Board released a rate decision for the Distant Signal Retransmission Tariff for the past tariff period of 2014-2018, inclusive, which introduced a rate increase that applied retroactively, and established an interim tariff for 2019 based on the 2018 rate. Both the Copyright Collective of Canada (the “Collectives”) and Objectors filed a Notice of Application for judicial review with the FCA on November 4, 2019. If the Collectives succeed in the judicial review, the Company could become subject to significantly increased royalty rates for the 2014-208 period, pursuant to either the FCA’s decision in the judicial review or any redetermination of the rates by the Copyright Board.

Privacy and Anti-Spam Legislation

Privacy Legislation

The Personal Information Protection and Electronic Documents Act (Canada) (PIPEDA)

is Canada’s federal privacy law regulating the collection, use, and disclosure of personal information in Canada by a federally regulated organization in the private sector. The Company has established a privacy policy and its internal privacy processes in accordance with PIPEDA.

The Company has implemented the necessary processes to comply with the PIPEDA provisions requiring mandatory reporting of serious privacy breaches, which came into effect on November 1, 2018. These provisions require companies to: (i) track all breaches of security safeguards that involve personal information under their control, and (ii) report to affected individuals and to the Office of the Privacy Commissioner of Canada (OPC) serious breaches of personal information that create a real risk of significant harm. Failure to report in accordance with these provisions could result in fines.

Management’s Discussion & Analysis Shaw Communications Inc.	39

Consent Guidelines issued by the OPC came into effect on January 1, 2019. These guidelines set out principles for organizations to follow in order to obtain meaningful consent and require that organizations provide more interactive, easy-to-understand privacy disclosures to their users. The Company maintains internal practices and policies to facilitate compliance with these Consent Guidelines.

Global policy developments and heightened public attention on privacy issues have prompted reviews of privacy legislation and regulations in Canada. Any changes to privacy laws and regulations applicable to Shaw could require the Company to adjust its policies and practices in key areas including data anonymization, consent, and data portability.

Such changes could result in new costs payable by the Company, impede the Company’s ability to provide services efficiently to its customers, and expose the Company to increased penalties and claims in connection with any non-compliance.

Canada’s Anti-Spam Legislation (CASL)

CASL sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million. The Company maintains internal practices and policies to facilitate compliance with CASL.

On June 5, 2020, the FCA dismissed an appeal filed by CompuFinder, in which the appellant challenged the constitutionality of CASL. In addition to upholding the constitutionality of CASL, the FCA provided guidance on the business to business relationship exemption as well as the conspicuous publication rules and the CASL requirements for a functional unsubscribe mechanism.

Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (PSP). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

40	Shaw Communications Inc. 2020 Annual Report

KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Financial Measures

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (IFRS). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions, and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-GAAP financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization (“adjusted EBITDA”) (previously referred to as “Operating income before restructuring costs and amortization”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes, and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

Management’s Discussion & Analysis Shaw Communications Inc.	41

Adjusted EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Year ended August 31,
(millions of Canadian dollars)	2020 (1)	2019	Change %
Net Income	688	733	(6.1)
Add back (deduct):
Restructuring costs	14	(9)	>(100.0)
Amortization:
Deferred equipment revenue	(16)	(21)	(23.8)
Deferred equipment costs	65	85	(23.5)
Property, plant and equipment, intangibles and other	1,168	974	19.9
Amortization of financing costs – long-term debt	3	3	–
Interest expense	274	258	6.2
Equity income (loss) of an associate or joint venture	–	(46)	(100.0)
Loss on disposal of an associate or joint venture	–	109	(100.0)
Other gains (losses)	16	(50)	>(100.0)
Current income tax expense	120	114	5.3
Deferred income tax expense (recovery)	59	4	>100.0

Adjusted EBITDA	2,391	2,154	11.0

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions under “Results of Operations” and “Segmented Operations Review.”

Adjusted EBITDA margin

Adjusted EBITDA margin (previously referred to as “Operating margin”) is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business. Adjusted EBITDA margin has no directly comparable IFRS financial measure.

	Year ended August 31,
	2020 (1)	2019	Change %
Wireline	48.3%	45.5%	6.2
Wireless	28.9%	19.0%	52.1

Combined Wireline and Wireless	44.2%	40.3%	9.7

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions under “Results of Operations” and “Segmented Operations Review.”

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and Capital Resources” for further detail.

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and Capital Resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

In conjunction with the adoption of IFRS 16, we have amended our definition of free cash flow to remove the increase to adjusted EBITDA attributable to IFRS 16 to ensure a consistent focus on free cash flow generation.

Free cash flow consists of adjusted EBITDA, adding dividends from equity accounted associates, changes in receivable related balances with respect to Wireline customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities and payments relating to lease liabilities, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

42	Shaw Communications Inc. 2020 Annual Report

Free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2020	2019	Change %
Revenue
Consumer	3,683	3,743	(1.6)
Business	567	557	1.8

Wireline	4,250	4,300	(1.2)
Service	815	694	17.4
Equipment	351	353	(0.6)

Wireless	1,166	1,047	11.4

	5,416	5,347	1.3
Intersegment eliminations	(9)	(7)	28.6

	5,407	5,340	1.3

Adjusted EBITDA (1)(3)
Wireline	2,054	1,955	5.1
Wireless	337	199	69.3

	2,391	2,154	11.0

Capital expenditures and equipment costs (net): (2)
Wireline	815	827	(1.5)
Wireless	296	385	(23.1)

	1,111	1,212	(8.3)

Free cash flow before the following	1,280	942	35.9
Less:
Interest	(223)	(256)	(12.9)
Interest on lease liabilities (3)	(44)	–	>100.0
Cash taxes	(148)	(160)	(7.5)
Lease payments relating to lease liabilities (3)	(112)	–	>100.0
Other adjustments:
Dividends from equity accounted associates	–	10	(100.0)
Non-cash share-based compensation	2	3	(33.3)
Pension adjustment	1	7	(85.7)
Customer equipment financing	–	1	(100.0)
Preferred share dividends	(9)	(9)	–

Free cash flow (1)	747	538	38.8

(1)

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about these measures.

(2)	Per Note 26 to the audited Consolidated Financial Statements.
(3)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions under “Results of Operations” and “Segmented Operations Review.”

Statistical Measures

Subscriber counts (or Revenue Generating Units (RGUs))

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions.

In the Consumer and Business divisions, Wireline Video subscribers include residential customers, multiple dwelling units (MDUs) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Video satellite subscribers are counted in the same manner as Wireline Video customers except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Management’s Discussion & Analysis Shaw Communications Inc.	43

Internet customers include all modems on billing and Phone includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Consumer and Business divisions’ RGUs represent the number of products sold to customers and includes Video (cable and Satellite subscribers), Internet customers, and Phone lines. As at August 31, 2020 these combined divisions had approximately 5.3 million RGUs.

In the Wireless division, a recurring subscriber or RGU (e.g., cellular phone, smartphone, tablet, mobile Internet device) has access to the wireless network for voice and/or data communications, whether prepaid or postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. As at August 31, 2020 the Wireless division had approximately 1.8 million RGUs.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred. Refer to “Segmented Operations Review” for postpaid churn details and description.

Postpaid churn increased 8-basis points in fiscal 2020 to 1.40% from 1.32% in fiscal 2019, reflecting the increased competitive environment experienced during the year.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month. Refer to “Segmented Operations Review” for ABPU details and description.

In fiscal 2020, ABPU grew 5.9% to $44.13 compared to $41.67 in the prior year. ABPU growth reflects the increased number of customers that are subscribing to higher value service plans, partially offset by reduced roaming revenue due to less travel and roaming outside of the Company’s wireless home network resulting from the impact of the COVID-19 pandemic.

Wireless average revenue per subscriber unit per month (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity, but does not have a standardized meaning under IFRS. Refer to “Segmented Operations Review” for ARPU details and description.

In fiscal 2020, ARPU grew 2.7% to $38.95 compared to $37.92 in the prior year. ARPU growth reflects the increased number of Wireless customers subscribing to higher service plans, partially offset by lower roaming revenue in the last two quarters of the year due to less travel and roaming outside of the Company’s wireless home network resulting from the impact of the COVID-19 pandemic.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity, and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and accompanying notes. The following is a discussion of the Company’s critical accounting policies.

Revenue and expense recognition

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable, and the customer can benefit from the product or service on its own or with other readily available resources. The Company has multiple deliverable arrangements consisting of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate performance

44	Shaw Communications Inc. 2020 Annual Report

obligations; therefore, these revenue streams are assessed as an integrated package.

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from Video, Internet, Phone, DTH, and Wireless customers includes subscriber revenue earned as services are provided. The revenue is considered earned as the period of service relating to the customer billing elapses. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan.

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred as contract liabilities and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years for Wireline customers and two years for Wireless customers.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Costs incurred to obtain or fulfill a contract

The incremental costs to obtain or fulfill a contract with a customer are deferred and amortized into operating expenses over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives that we expect to be recoverable. Determining the deferral criteria for these costs requires us to make significant judgments.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DTH equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore, the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories,” these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Wireless equipment revenue

Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

Management’s Discussion & Analysis Shaw Communications Inc.	45

For bundled arrangements (i.e., wireless handsets and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate. The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. This discount is allocated proportionately between the equipment and service revenue, with the equipment discount recognized when the handset is delivered and the corresponding service discount is classified as a contract asset. The contract asset is reduced on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to service revenue.

The Company also offers a plan allowing customers to receive a larger up-front handset discount than they would otherwise qualify for if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis but is recognized as revenue when the handset is delivered and accepted by the subscriber. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the Consolidated Statements of Financial Position.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred indefeasible right to use (IRU) revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

A significant portion of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foreseen, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Leases

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets.

In determining whether a contract contains a lease, the Company makes judgments in determining whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and whether the Company has the right to direct the use of the identified asset.

In determining the contract term, the Company makes judgments in determining the non-cancellable period of the lease and the impact to the term of any options in the contract including options to extend or terminate the lease and whether or not the Company is reasonably certain to exercise these options.

When determining the interest rate used for discounting future cash flows the Company uses the incremental borrowing rate unless the rate implicit in the lease is readily determinable. The determination of the incremental borrowing rate is derived from publicly available rates and adjusted for lease terms. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the

46	Shaw Communications Inc. 2020 Annual Report

acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology, Operations, Products, and Supply Chain (TOPS): TOPS is involved in overall planning and development of the Video/Internet/Phone/Wireless infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TOPS devotes considerable efforts towards the development of systems to support Phone, WiFi, and projects related to new customer management, billing, and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the Cable/Internet/Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, new subdivision builds, increasing network capacity by reducing the number of homes fed from each node, and upgrades of plant capacity and the WiFi build.

3.

Subscriber-related activities such as installation of new drops and Internet and Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (e.g., wiring, software) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects, and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

Intangibles

The excess of the cost of acquiring cable, satellite, data centre, and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, customer relationships, and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks, and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value

Management’s Discussion & Analysis Shaw Communications Inc.	47

may be impaired. The recoverable amount of each cash-generating unit (CGU) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 9 to the Consolidated Financial Statements.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The timing or amount of the outflow is subject to estimation and judgment. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as interest expense. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Employee benefit plans

As at August 31, 2020, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected to be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefits Obligation at End of Fiscal 2020	Pension Expense Fiscal 2020

Weighted Average Discount Rate – Non-registered Plans	2.70%	2.90%

Impact of: 1% decrease – Non-registered Plans	$81	$3

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities. Contractual and other commercial obligations primarily relate to network fees and agreements for use of transmission facilities in the normal course of business.

48	Shaw Communications Inc. 2020 Annual Report

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, consisting of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus Entertainment Inc. (“Corus”) are subject to common voting control. During 2016, the Company sold its wholly owned subsidiary Shaw Media to Corus in exchange for cash and an equity interest. The transaction closed on April 1, 2016. In fiscal 2019, the Company received dividends from Corus related to its Corus Class B non-voting participating shareholdings representing 38% of the total issued equity of Corus. On May 31, 2019, the Company completed its secondary offering of its 80,630,383 Class B non-voting participating shares of Corus at a price of $6.80 per share for net proceeds to the Company of approximately $526 million. In fiscal 2019 and fiscal 2020, network, advertising, and programming fees were paid to various Corus subsidiaries. The Company also provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries.

Shaw no longer holds any equity interest in Corus.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During fiscal 2020, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, British Columbia, is the Company’s headquarters for its lower mainland British Columbia operations.

Sale of Real Property

On May 15, 2019, the Company completed the sale of a non-core parcel of land and the building located thereon (the “Property”), to an affiliate of Shaw Family Living Trust (SFLT) (the “Purchaser”), for total net proceeds of approximately $45 million (for further detail about SFLT see “Known Events, Trends, Risks and Uncertainties — Control of the Company”). The Property had a net book value of approximately $4 million, resulting in a gain on disposition of approximately $41 million. The purchase price was determined based on appraisals performed by two independent valuators. As part of the transaction, the Purchaser agreed to lease back the Property to the Company for a term of three years at market rental rates (which were also based on appraisals from the two independent valuators) allowing the Company to monetize a non-core asset. The transaction was approved by the independent Board members of the Company.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming, and installation of equipment.

Refer to Note 29 to the Consolidated Financial Statements for further related party transaction detail.

Management’s Discussion & Analysis Shaw Communications Inc.	49

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Adoption of recent accounting pronouncements

We adopted the following new accounting standards effective September 1, 2019:

•	IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company would recognize a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As a result of adopting IFRS 16, the Company recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense; an increase to depreciation and amortization, due to the depreciation of the right-of-use asset; and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the previous standard, although actual cash flows are unaffected, the Company’s Consolidated Statements of Cash Flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

Implementation

We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. We recognized lease liabilities at September 1, 2019 for leases previously classified as operating leases, measured at the present-value of the lease payments using our incremental borrowing rate at that date, with the corresponding right-of-use asset generally measured at an equal amount, adjusted for any prepaid or accrued rent outstanding as at August 31, 2019. Refer to “Transition adjustments” below for details.

As permitted by IFRS 16, we applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16, including the following:

•	not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component;

•	apply a single discount rate to a portfolio of leases with similar characteristics;

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019; and

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and on a lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

•	IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It was required to be applied for annual periods commencing January 1, 2019, which for the Company was the annual period commencing September 1, 2019. The cumulative effect of the initial application of the new standard has been reflected as an adjustment to retained earnings at September 1, 2019. Refer to “Transition adjustments” below for details.

50	Shaw Communications Inc. 2020 Annual Report

Below is the effect of transition to IFRS 16 and the adoption of IFRIC 23 on our condensed Consolidated Statements of Financial Position as at September 1, 2019.

(millions of Canadian dollars)	As reported at August 31, 2019	Effect of IFRS 16 transition	Effect of IFRIC 23 Transition	Subsequent to transition as at September 1, 2019
ASSETS

Current

Cash	1,446	–	–	1,446

Accounts receivable	287	–	–	287

Inventories	86	–	–	86

Other current assets	291	(16)	–	275

Current portion of contract assets	106	–	–	106

	2,216	(16)	–	2,200

Investments and other assets	37	–	–	37

Property, plant and equipment	4,883	1,338	–	6,221

Other long-term assets	195	–	–	195

Deferred income tax assets	4	–	–	4

Intangibles	7,979	–	–	7,979

Goodwill	280	–	–	280

Contract assets	52	–	–	52

	15,646	1,322	–	16,968

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Short-term borrowings	40	–	–	40

Accounts payable and accrued liabilities	1,015	–	–	1,015

Provisions	224	–	(5)	219

Income taxes payable	82	–	(11)	71

Current portion of contract liabilities	223	–	–	223

Current portion of long-term debt	1,251	–	–	1,251

Current portion of lease liabilities	–	113	–	113

	2,835	113	(16)	2,932

Long-term debt	4,057	–	–	4,057

Lease liabilities	–	1,211	–	1,211

Other long-term liabilities	75	(2)	–	73

Provisions	79	–	–	79

Deferred credits	425	–	–	425

Contract liabilities	15	–	–	15

Deferred income tax liabilities	1,875	–	38	1,913

	9,361	1,322	22	10,705
Shareholders’ equity

Common and preferred shareholders	6,282	–	(22)	6,260

Non-controlling interests in subsidiaries	3	–	–	3

	6,285	–	(22)	6,263

	15,646	1,322	–	16,968

Management’s Discussion & Analysis Shaw Communications Inc.	51

Prior to adopting IFRS 16, our total minimum operating lease commitments as at August 31, 2019 were $919 million. The weighted average discount rate applied to the total lease liabilities was 3.50% at September 1, 2019. The difference between the total of the minimum lease payments set out in Note 27 to our 2019 Consolidated Financial Statements and the total lease liability recognized on transition was a result of:

•	the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at August 31, 2019;

•	the effect of discounting on the minimum lease payments; and

•	certain costs to which we are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

RISK MANAGEMENT

In the normal course of our business activities, the Company is subject to risks. The purpose of risk management is to manage and mitigate risk, rather than to eliminate risk. The Company is committed to continually strengthening our risk management capabilities to protect and enhance value.

Risk Governance and Oversight

The Board of Directors has overall risk governance and oversight responsibilities. Specifically, the Board is responsible for identifying and assessing the principal risks inherent in the business activities of the Company and ensuring that management takes all reasonable steps to implement appropriate systems to manage such risks. The Board of Directors has delegated elements of its risk oversight responsibilities to specific Board committees. The Audit Committee is responsible for: (1) overseeing the Company’s processes for identifying, assessing, and managing risks; and (2) ensuring that management implements and maintains effective internal controls and procedures for identifying, assessing and managing the principal risks to the Corporation and its business. In addition, the Human Resources and Compensation Committee is responsible for ensuring that the Company’s short, medium and long-term incentive plans do not incent risk-taking beyond the Company’s risk tolerance.

Responsibilities for Risk Management

Responsibility for risk management is shared across our organization. Each department’s operating management, led by the Company’s executive team, have integrated controls and risk management practices into day-to-day activities and decision-making processes. We have risk management and compliance functions across the organization such as

Finance, Privacy, Security and Risk, Legal and Regulatory, and Technology Risk Governance. The Internal Audit and Advisory Services (IA&AS) department provides independent and objective audit and advisory services to evaluate and improve the effectiveness of the Company’s governance, internal controls, disclosure processes, and risk management activities. The Audit Committee oversees the work of the IA&AS department and all reports issued by the IA&AS department. In addition, the IA&AS department’s annual plan is reviewed and approved by the Audit Committee.

Enterprise Risk Management

As part of its role in risk governance and oversight, the Audit Committee oversees the Enterprise Risk Management (ERM) program. The ERM program is a performance focused process designed to identify, monitor, and manage significant corporate level risks that could impact the achievement of our strategic objectives. The Company’s executives meet periodically to: (1) review and update significant corporate level risks, (2) assess such corporate level risks in terms of likelihood and magnitude of impact, (3) review the response strategy, and (4) monitor progress. The latest ERM update was provided to the Audit Committee in October 2020, with updates to be provided to the Board at least annually. The significant risks and uncertainties affecting the Company and its business are discussed under “Known Events, Trends, Risks and Uncertainties.”

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks, and uncertainties relevant to the Company, its operations, and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements.”

Competition and Technological Change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services, and products has blurred the traditional lines between telecommunications, Internet, and distribution services and further expands the competitive landscape. Shaw may also face competition from platforms that may gain advantages through regulatory processes. In addition, the industry has experienced a general reduction in barriers to entry due to technological substitution, the development of IP networks, and certain recent regulatory decisions.

While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology,

52	Shaw Communications Inc. 2020 Annual Report

and customer service and through acquisitions, there can be no assurance that these investments will maintain Shaw’s market share or performance in the future. New technologies in the industry may evolve faster than the historical investment cycle, potentially resulting in additional capital investments not currently planned and shorter useful lives for certain of Shaw’s existing assets. New products or services introduced into the marketplace may reduce demand for Shaw’s existing products and services or exert downward pricing pressure on Shaw’s offerings.

The following competitive events, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw and its reputation, as well as its operations and/or its financial results. In each case, the competitive events, trends, risks, and/or uncertainties may increase or continue to increase. Competition for new subscribers and retention of existing subscribers (churn reduction) may require substantial promotional activity and increase our cost of customer acquisition, decrease our ABPU, ARPU or all of these metrics. We expect that competition, including aggressive discounting practices by competitors to gain market share, is likely to continue to increase for all our businesses.

Consumer Internet

Shaw competes with different types of ISPs offering residential Internet access including traditional telephone companies, wireless providers and independent ISPs making use of wholesale services to provide Internet access in various markets.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be driven by bandwidth-intensive applications including streaming video, digital downloading, Internet-of-Things (IOT), interactive gaming, and cloud based services. As described further under “Shaw’s Wireline Network,” Shaw continues to expand the capacity and efficiency of its wireline network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth. However, there can be no assurance that our investments in network capacity will continue to meet this increasing demand. In addition, unprecedented situations such as the COVID-19 pandemic highlighted the unpredictable nature of network traffic growth and consumer behavior.

Consumer Video

Shaw’s Consumer Video services, delivered through both our wireline and satellite platforms, compete with other distributors of video and audio signals. We also compete increasingly with unregulated OTT and offerings available over Internet connections. Continued improvements in the quality of streaming video over the Internet and the increasing availability of television shows and movies online will continue to increase competition to Shaw’s Consumer Video services. Our Video services also compete with illegal services including grey and black market satellite offerings as well as OTT video piracy services. As a result, we continue to experience cord cutting and cord shaving in our traditional cable services and packages.

Consumer Phone

Shaw’s competitors for Consumer Wireline Phone services include traditional telephone companies, other wireline carriers, Voice over Internet Protocol (VoIP) providers and wireless providers. In addition, households increasingly rely on wireless services in place of wireline phone services which negatively affects the business and prospects of our Consumer Wireline Phone services.

Wireless

Freedom Mobile and Shaw Mobile are new entrants in the highly competitive Canadian wireless market which is characterized by three national wireless incumbent carriers and regional participants. The national wireless incumbent carriers have larger, and more diverse spectrum holdings than Shaw, as well as larger operational and financial resources than Shaw and are well established in the market. Freedom Mobile and Shaw Mobile’s ability to continue to offer and improve Wireless services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences (in various spectrum bands). If Freedom Mobile and Shaw Mobile cannot acquire and retain required spectrum, they may not be able to continue to offer and improve current Wireless services and deploy new services on a timely basis, including providing competitive data speeds their customers want. For example, the development and utilization of 5G technology requires additional spectrum licenses. While the 5G ecosystems are expected to work on multiple frequency bands, including 600 MHz spectrum, 3.5 GHz spectrum is becoming the primary band for 5G mobile coverage. There is a risk that Shaw may not be able to acquire the 3.5 GHz spectrum required to compete with other wireless carriers. As a result, Freedom Mobile and Shaw Mobile’s ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain required spectrum could affect network quality and result in higher capital expenditures.

Our Wireless division may face increased competition from other facilities based or non-facilities based new entrants or alternate technologies, including as a result of regulatory decisions or government policies that favour certain competitive platforms. For further detail see “Government Regulations and Regulatory Developments – Telecommunications Act – CRTC Wireless Review.”

Management’s Discussion & Analysis Shaw Communications Inc.	53

Business Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business’ competitors include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users, and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition. Competitors for the delivery of voice and unified communication services include traditional telecommunications companies, resellers and new entrants to the market leveraging new technologies to deliver services. Shaw Broadcast Services also competes in industries that are highly competitive, rapidly evolving and subject to constant change.

Impact of Regulation

As discussed under “Government Regulations and Regulatory Developments,” a majority of our Canadian business activities are subject to: (i) government legislation, (ii) regulations and policies administered by ISED and/or the CRTC, and (iii) conditions of licence imposed by ISED and/or the CRTC. Shaw’s operations, financial results, and future prospects are affected by changes in legislation, regulations, policies, and conditions of licence, including pursuant to changes in the interpretation of existing legislation, regulations and requirements contained in such conditions of licence by courts, governments, or the regulators, in particular the CRTC, ISED, Competition Bureau, and Copyright Board. These changes relate to, and may have an impact on, among other things, licensing and licence renewal, spectrum holdings, products and services, competition, programming carriage and terms of carriage, strategic transactions, infrastructure access, and the potential for new or increased fees or costs. All such changes in the regulatory regime may have a material adverse effect on the Company and its operations, reputation, investment capability, ability to compete, as well as the Company’s financial results and/or future prospects.

Coronavirus (COVID-19)

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to contain the spread of the virus. These measures, which include the implementation of border closures, travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing, and the closure of non-essential businesses, have caused material disruption to businesses in Canada and globally which has resulted in an uncertain and challenging economic environment.

Global debt and equity capital markets have experienced significant volatility, causing governments and central banks to react with significant monetary and fiscal interventions designed to stabilize economic conditions.

As an ongoing risk, the duration, impact, and potential resurgence of the COVID-19 pandemic is unknown at this time, as is the efficacy and duration of the government interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect the Company’s operations, financial results, and condition in future periods are also subject to significant uncertainty. Such risks include, but are not limited to:

•	uncertainty associated with the costs and availability of resources required to provide the appropriate/required levels of service to our customers through our on-line platforms, self-help, and self-install programs;

•	impacts on the availability of, and therefore our ability to provide, the content and programming our customers expect;

•	a material reduction in demand for, or profitability of, our products or services, acceleration in cord cutting or cord shaving by our customers, or increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

•	issues delivering the Company’s products and services due to illness, Company or government-imposed isolation programs, restrictions on the movement of personnel, retail store closures/re-openings, and supply chain disruptions;

•	significant additional capital expenditures and the availability of resources required to maintain, upgrade or expand our networks in order to accommodate substantially increased network usage while large numbers of our customers continue working from home;

•	uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects on time and budget;

•	significant lost revenue in our Shaw Business segment due to the significant economic challenges that our enterprise, small and medium sized business customers are facing due to the impact of the COVID-19 pandemic;

•	the impact of additional legislation, regulation and other government interventions in response to the COVID-19 pandemic;

•	the negative impact on global debt and equity capital markets, including the trading price of the Company’s securities;

54	Shaw Communications Inc. 2020 Annual Report

•	the ability to access capital markets at a reasonable cost; and

•	the potential impairment of long-lived assets.

Any of these risks, and others, could have a material adverse effect on our business, operations, capital resources, and/or financial results of operations.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. We called into action our robust business continuity plan in the early stages of this crisis to restrict business travel, enable a significant portion of our employee base to work from the safety of their own homes and temporarily close retail locations nationally (with the exception of a limited number of street front stores that remained open to provide urgent customer support).

COVID-19 pandemic continues to evolve and governments reduce, lift, or reimpose emergency measures and interventions, the Company’s focus continues to be on the safety and health of its employees, the reliability of its facilities-based network and responsiveness to its customers. The Company’s business resumption plan, designed to effect the gradual and safe re-introduction of employees to the workplace and the re-opening of retail stores, is being implemented in phases as government-imposed restrictions on businesses and individuals are lifted. As of the date of this MD&A, substantially all of the Company’s retail stores are once again open for business. In order to address the health and safety of its employees returning to work, the Company has put in place many new protocols, including enhanced cleaning measures, sanitization stations, and daily health and wellness self-assessments. The Company is updating employees on a frequent basis to provide information on the situation and on necessary precautions to take. We will continue to have an open dialogue with public safety and government officials at all levels, as well as key suppliers, partners, and customers.

Customer Experience

Shaw’s customer loyalty, retention, and likelihood to recommend Shaw all depend on our ability to provide a seamless connectivity experience that meets or exceeds their expectations. As part of the digital transformation, the Company modernized several aspects of its Wireline operations to better meet the needs of today’s customer, including shifting customer interactions to digital platforms and driving more self-help, self-install, and self-service. The Company continues to streamline and simplify manual processes that improve its customers overall connectivity experience and day-to-day operations for our employees.

The complexity in our operations due to the use of multiple technology platforms, billing systems, sales channels, marketing databases as well as different rate plans, promotions, and product offerings may limit the Company’s ability to respond quickly to market changes and lead to billing, service, or other errors, which may adversely affect customer satisfaction and retention. The failure to sustain and expand customer relationships through quality products and customer service could have a material adverse effect on our business, financial condition, reputation, and/or results of operations.

Shaw uses data analytics tools to perform customer segmentation, improve our offerings to customers, and support corporate decision-making. If the data behind these tools is poor or our analytical tools are not well designed, there is a risk they will not be effective in predicting our customers’ needs and wants. The realization of these risks could negatively impact our business and/or reputation.

Network Failure

Shaw’s business may be interrupted by wireline or wireless network failures, including its own or third party networks. Such network failures may be caused by fire damage, natural disaster, power loss, cyber attacks, human error, disabling devices, acts of war or terrorism, physical climate change impacts, and other events which may be beyond Shaw’s control.

As insurance premium costs are uneconomic relative to the risk of failure, Shaw self-insures its plant (underground and aerial infrastructure) in its Fibre+ network. It is likely that wireline or wireless network damage caused by any one incident would be limited by geographic area and the resulting business interruption and financial damages would also be limited. In addition, with respect to a wireline network failure, we expect the risk of loss to be mitigated as most of the backbone fibre network and much of the hybrid fibre coax (HFC) access network is located underground.

Shaw protects its wireline and wireless networks through a number of measures, including physical and information technology security, redundancy, and ongoing maintenance and placement of insurance on our network equipment and data centres. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service.

Despite the steps Shaw takes to reduce the risk of wireline and wireless network failure, failures may still occur, and such failures could negatively affect levels of customer service and relationships which may have a material adverse effect on Shaw and its reputation, as well as its operations and/or financial results.

Shaw’s networks may also experience unexpected capacity pressures as a result of the impact of the COVID-19 pandemic which could negatively affect network

Management’s Discussion & Analysis Shaw Communications Inc.	55

performance and the Company’s ability to provide services. Negative impacts on network availability, speed, and consistency could have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Information Systems and Internal Business Processes

Many aspects of the Company’s businesses depend to a large extent on various information technology (IT) systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Acquisitions, business combinations and the development and launch of new services typically require significant integration and system development efforts. The Company faces the risk that proposed IT systems or process change initiatives will not be implemented successfully, on budget, or on time. As the complexity of the Company’s systems increases, system stability and availability may be affected. Failure to implement and maintain appropriate IT systems could negatively impact Shaw’s reputation, operations and/or financial results.

Cyber Security Risks

Cyber attacks are becoming more frequent and sophisticated in nature with an increased potential for damage. Although Shaw’s systems and network architecture are designed and operated to be secure, they are vulnerable to the risks of an unauthorized third party accessing these systems or its network. This could lead to a number of adverse consequences, including the unavailability, disruption or loss of Shaw’s services or key functionalities within Shaw’s technology systems or software; the unauthorized disclosure, corruption or loss of sensitive Company, customer or personal information; litigation, investigations, fines, and liability for failure to comply with privacy and information security laws; increased fraud; increased cyber security protection costs; and higher insurance premiums. Shaw is also exposed to information security threats as a result of actions by our customers, suppliers, third party service providers, employees and business partners – whether maliciously or otherwise. Our insurance may not cover or be adequate to fully reimburse us for any associated costs and losses.

We continue to assess and enhance our cyber security within Shaw while we are monitoring the risks of cyber attacks and implement appropriate security policies, procedures and information technology systems to mitigate the risk of cyber attacks.

External threats to our network are constantly changing, and there is no assurance that Shaw will be able to protect its network from all future threats which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Satellite

Shaw uses three satellites (Anik F2, Anik F1R, and Anik G1) owned by Telesat to provide satellite services in our Consumer division. In connection with the Company’s digital network upgrade (DNU) program initiated in 2017, the Company has effectively optimized satellite traffic on the Anik F1R and Anik F2 satellites, enabling a reduction in the total number of transponders required by the Company to conduct its business. Effective October 1, 2019, the Company transferred its ownership interest in the 16 Anik F2 transponders, adjusted its satellite traffic on the Anik F1R and Anik F2 satellites, and renewed its capacity service agreements in place on Anik F1R, Anik F2, and Anik G1 until the effective end-of-life dates of such satellites. While the Company intends to negotiate and enter into new capacity service agreements to meet its long term satellite capacity requirements, there can be no assurance that replacement transponder capacity will be available or that such agreements will be entered into on favourable terms, which may have a material adverse effect on customer service and customer relationships, as well as the Company’s reputation, operations and/or financial results.

The Company does not maintain any insurance coverage for the transponders on Anik F1R, Anik F2 and Anik G1 as it believes the costs are uneconomic relative to the benefit which could be otherwise derived through an arrangement with Telesat. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellites, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage related to the loss of use of one or more of the transponders on the satellites as it believes that the insurance premium costs are uneconomic relative to the risk of transponder and/or satellite failure. The majority of transponder capacity is available to the Company on an unprotected, non-pre-emptible basis. The Company has the option to contract transponders with excess capacities on Anik F2, subject to availability. In the event of satellite failure, service will be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade to their video receivers or customers may require a larger dish. The Anik G1 satellite

56	Shaw Communications Inc. 2020 Annual Report

has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services of Anik F1R. The Company has reserved limited access to Ku band frequencies in the 107.3 orbital location to enable the switching feature, subject to availability. Satellite failure could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Reliance on Suppliers and Third Party Service Providers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct its business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

The Company sources its customer premise, capital equipment, and capital builds as well as portions of its service offerings, including network, video delivery and IT functions from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier may require us to incur additional capital expenditures for the substitution of existing products and services which could adversely affect the Company’s ability to operate, and therefore may have a material adverse effect on Shaw, its operations and/or its financial results. In the course of fulfilling service arrangements, third party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Shaw through increased regulatory risk, reputational damage, and damage to customer experience.

There are a limited number of suppliers of popular mobile devices and there is a risk that the Company will not be able to maintain contracts for its existing supply of mobile devices and/or contract for the supply of new devices on commercially reasonable terms.

Shaw participates in global scale initiatives through partnerships with best-in-class service providers such as Comcast, Cisco Meraki, and Nokia to ensure that the technology we adopt and invest in is leading-edge in the global communications industry. There is a risk that the Company’s participation in such partnerships ends or that the technology roadmap of Shaw and its partners diverges, resulting in disparate strategic approaches. Such divergence may result in higher capital requirements, prolonged development timelines of new products and services, and suboptimal performance of new products and services introduced by Shaw.

Programming Expenses

Expenses for video programming continue to be one of our most significant operating expenses. Costs continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through the sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and this may have a material adverse effect on Shaw, its operations and/or its financial results.

Roaming Agreements

Shaw (and/or its wholly owned subsidiaries) has entered into roaming agreements with multiple carriers in Canada and around the world to extend its national and worldwide coverage. If the Company is unable to extend its national and worldwide wireless coverage, or renew or substitute for those roaming agreements at their respective existing terms or on commercially reasonable terms, the Company may be placed at a competitive disadvantage, which could adversely affect its ability to operate its Wireless business, as well as its reputation and customer experience. In addition, if the Company is unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, its cost structure could materially increase, and, consequently, its business, prospects, revenues, financial condition, and results of Wireless operations could be adversely affected.

The three incumbent national wireless carriers are required by CRTC regulation to provide domestic wholesale roaming services to Shaw and other facilities-based wireless competitors at regulated rates. Changes to the regulated rates or other terms in the wholesale roaming policy could negatively impact the Company’s wireless financial results, growth prospects, and operational flexibility. For further detail see “Government Regulations and Regulatory Developments – Telecommunications Act – CRTC Wireless Review.”

Economic Conditions

The Canadian economy is affected by uncertainty in global financial and equity markets, slowdowns in national and/or global economic growth, and commodity price challenges. Changes in economic conditions, which may differ across our regional footprint, may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may

Management’s Discussion & Analysis Shaw Communications Inc.	57

have a material adverse effect on Shaw, its operations and/or financial results. The advent of the COVID-19 pandemic has exacerbated both the uncertainty and volatility in global financial and equity markets, in addition to negatively impacting economic growth rates.

Talent Management and Succession Planning

Our success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services in the short to medium term. The loss of the services of any key executives and/or employees in critical roles or inadequate processes designed to attract, develop, motivate, and retain productive and engaged employees could have a material adverse effect on Shaw, its operations and/or financial results. To mitigate this risk, the Company’s comprehensive compensation program is designed to attract, retain, motivate, and reward the executive team and key employees through aligning management’s interest with our business objectives and performance. Furthermore, the Company conducts annual succession planning to identify and develop key leaders to build capabilities and experiences required for the future.

Total Business Transformation and Voluntary Departure Program

In the second quarter of fiscal 2018, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the changing tastes and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. Three key elements of TBT were to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and 3) streamline the organization that builds and services our network.

On March 5, 2020, the Company announced the substantial completion of the TBT initiative with fiscal 2020 annualized savings related to VDP substantially in line with the previous estimates. A total of $437 million in restructuring charges was recorded since the beginning of the program, of which $425 million has been paid to date. As part of the TBT initiative, we reduced input costs, consolidated functions, and streamlined processes, which has led to operational improvements across the business, allowing us to evolve into a more efficient organization. We have become a more focused, agile, and accountable organization ready to evolve from being product-focused to more purposeful and fully integrated, focusing on satisfying the unique needs of our customers. See also “Total Business Transformation” and “Caution Concerning Forward Looking Statements” for further discussion of the TBT initiative and the VDP.

There is an overall risk that the leaner, more integrated and agile Company resulting from the TBT initiative and the VDP may not be sustainable. Specifically, there is a risk that the Company may not be able to (i) maintain sustainable digital platforms that will continue to effectively engage customers; (ii) maintain sustainable digital platforms that continue to meet or exceed our customers’ service level expectations, protect the security of customer information, and coordinate the delivery of product and service offerings; (iii) maintain sustainable programs that will result in customers continuing to use the self-serve and self-help functions, and electing to self-install the Company’s products and services; and (iv) continue to consolidate and streamline the functions and processes of the divisions responsible for building and servicing its networks.

Despite the Company’s mitigation efforts (including outsourcing certain functions, reassigning/repurposing employees, and the increased customer use of our self-serve, self-help, and self-installation functions), there is still a risk that the Company may not be able to (i) replace or outsource the functions performed by certain key employees that exited the Company in connection with the VDP; (ii) continue to operate the business in the normal course and maintain or improve customer service levels; (iii) maintain employee morale as a result of the organizational changes and staff and cost reductions; and (iv) ensure that the staff reductions will result in sustained cost reductions and achieve the financial goals of the TBT initiative. The realization of any of these risks may have a material adverse effect on Shaw, its reputation, operations, and/or financial results.

Labour Relations

As of August 31, 2020, approximately 5% of our employees are represented by unions under collective bargaining agreements. While the Company strives to maintain positive labour relations, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation, or renewal of collective bargaining agreements, nor be able to avoid future work stoppages, strikes, or other forms of labour protests pending the outcome of any current or future negotiations. A prolonged work stoppage, strike or other form of labour protest could have a material adverse effect on our businesses, operations, and reputation. Even if the Company does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our businesses and results of operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs could be limited by the terms of such collective bargaining agreements. To support all leaders and employees, we continually listen to remove barriers and respond in real-time to needs and concerns. We also continue to provide support for leaders on how to manage change and maintain positive employee engagement and relations.

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Interest Rates, Foreign Exchange Rates and Capital Markets

Shaw has the following financial risks in its day-to-day operations:

(a)

Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include banking facilities and various Canadian denominated senior notes and debentures with varying maturities issued in the public markets. These are more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are all fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates may have a material adverse effect on Shaw, its operations and/or its financial results.

(b)

Capital markets: Shaw requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a mix of fixed and floating rate debt. Interest on the Company’s unsecured credit facility and accounts receivable securitization program are based on floating rates, while the senior notes are all fixed rate obligations.

As at August 31, 2020, virtually all of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

The Company may also enter into derivative contracts, primarily forward contracts, to mitigate its exposure to foreign exchange and interest rate risks. While hedging and other efforts to manage these risks are intended to mitigate Shaw’s risk exposure, because of the inherent nature and risk of such transactions, those activities can result in losses. For instance, if Shaw hedges its floating interest rate exposure, it may forego the benefits that may otherwise be experienced if rates were to fall and it is subject to credit risks associated with the counterparties with whom it contracts. In order to minimize the risk of counterparty default under its derivatives agreements, Shaw assesses the creditworthiness of its derivative counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 30 to the Consolidated Financial Statements.

Inventory

Our Wireless division’s inventory balance consists of devices which generally have short product lifecycles due to frequent new device introductions. The failure to effectively manage inventory levels based on product demand may increase the risk of inventory obsolescence, which could negatively impact Shaw’s operations and/or financial results.

Similar to other wireless service providers, Shaw subsidizes the cost of subscriber devices to attract customers to sign a term contract with Freedom Mobile or Shaw Mobile. Shaw also commits to a minimum subsidy per unit with certain suppliers of devices. There is a risk that Shaw may be unable to recover the costs of subsidies over the term of the customer contract which could negatively impact our business, operations, or financial results.

Climate Change

Climate change risks are important considerations for Shaw. These risks have been classified as two main types – physical risks and transition risks – which are described in further detail below.

Physical Risks

In accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we recognize that climate change may increase the severity, duration, and frequency of natural hazards and weather-related events. These in turn may negatively impact our business, which may require us to protect, test, maintain, repair, and replace our networks, IT systems, equipment and other infrastructure. For example:

•	increased temperatures could impact our networks, IT systems, equipment and other infrastructure which could require the installation of additional cooling devices;

•	acute risks (e.g., ice storms, extreme precipitation, flooding, fires, hurricanes, tornados, tsunamis) and chronic risks (e.g., sea-level rise) could impact or destroy our facilities or network, equipment, and other infrastructure, and affect our employees’ ability to safely perform work. These impacts may increase our insurance related expenses, and affect our ability to deliver products and services; and

•	climate change related impacts to our key suppliers could adversely affect their ability to supply us with required products and services.

The occurrence of any of these events could have a material adverse effect on our operations and/or financial results. See also “Network Failure” risks above which could increase in severity and/or frequency as a result of climate change related natural disasters.

With the exception of our network equipment and data centres, we self-insure our Fibre+ network and, as a result,

Management’s Discussion & Analysis Shaw Communications Inc.	59

have limited insurance coverage against the losses resulting from natural disasters affecting our Fibre+ network. For further detail see “Network Failure” above.

Although we have business continuity/resumption plans and disaster recovery plans and strategies in place, the failure of any of our climate change mitigation and adaptation efforts (including response strategies and business continuity protocols) may affect our business through potential disruption of our operations, damage to our facilities and infrastructure, and affect the communities that we operate in and serve, which may have a material adverse effect on Shaw and its reputation, as well as its operations, prospects and/or financial results.

Transition Risks

Climate change is drawing more attention through evolving public interest as well as government regulation and policy.

•	Policy & legal risk: Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. These laws and regulations impose requirements with respect to matters such as fuel storage, the recovery and recycling of end-of-life electronic products, greenhouse gas emissions, the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling, management and disposal of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance, which could be material. For example, we may be required to incur additional capital expenditures from substituting existing products and services with lower emissions options. The Company may also incur increased operational costs due to higher fuel and energy prices resulting from carbon taxes and/or cap and trade programs.

•	Reputational Risk: Failure to recognize and adequately respond to changing environmental matters and expectations, or to comply with environmental laws and regulations, could result in fines, new regulatory obligations and associated costs, or damage to our reputation or brand any of which could have a material adverse effect on our operations and/or financial results.

In fiscal 2020, we continued to make progress on the development of our ESG program. Key areas of focus of the ESG program include the resiliency and sustainability of our converged network and products, including climate change resilience. Through the development of the ESG program, we are considering and integrating climate-related considerations into our governance and risk management practices.

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Shaw is a public company with shares trading on the Toronto and New York stock exchanges. As a result, the Company may be subject to civil liability under Canadian and US securities laws for alleged misrepresentations by the Company in its public disclosure documents and/or oral statements.

Legal and Ethical Compliance

Shaw expects and relies on its employees, officers, Board of Directors, contractors, suppliers, and other business partners to act in accordance with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery, anti-corruption, and anti-money laundering laws and regulations. Situations where Shaw’s employees, officers, Board of Directors, contractors, suppliers, and other business partners do not adhere to applicable laws and regulations, the Company’s policies or its contractual obligations, whether inadvertently or intentionally, may expose the Company to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts, which may have a material adverse effect on Shaw and its reputation, as well as its operations, prospects, and/or financial results.

Taxes

Shaw’s business is subject to various tax laws, changes to tax laws and the adoption of new tax laws, regulations thereunder and interpretations thereof, which may have adverse tax consequences to Shaw.

While Shaw believes it has adequately provided for all income and commodity taxes based on information that is currently available, the calculation and the applicability of taxes in many cases require significant judgment in interpreting tax rules and regulations. In addition, Shaw’s tax filings are subject to government audits which could result in material changes in the amount of current and deferred income tax assets and liabilities and other liabilities which may, in certain circumstances, result in the assessment of interest and penalties.

Concerns about Alleged Health Risks relating to Radiofrequency Emissions

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our Wireless

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division and our Shaw Go WiFi operations. Some studies have alleged that links exist between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. The Company complies with all applicable laws and regulations. Further, the Company relies on suppliers of wireless network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and we cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Acquisitions, Dispositions and Other Strategic Transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs, result in unexcepted liabilities that were not uncovered through the due diligence process and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or financial results.

Dividend Payments are not Guaranteed

Shaw currently pays monthly common share and quarterly preferred share dividends in amounts approved on a quarterly basis by the Board of Directors. Over the long term, Shaw expects to continue to pay dividends from its free cash flow; however, balance sheet cash and/or credit facilities may be used to fund dividends from time to time. Although Shaw intends to make regular dividend payments, dividends are not guaranteed as actual results may differ from expectations and there can be no assurance that the

Company will continue common or preferred share dividend payments at the current level. In addition to the standard legislated solvency and liquidity tests that must be met, the Company would not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

Holding Company Structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Voting control of the Company is held by SFLT and its subsidiaries. As at October 30, 2020, SFLT and its subsidiaries held 17,562,400 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares, for the benefit of the descendants of the late JR Shaw and Carol Shaw. The sole trustee of SFLT is a private company controlled by a board consisting of seven directors, including as at October 30, 2020, Bradley S. Shaw, four other members of his family, and two independent directors.

The Class A Shares are the only shares entitled to vote in all circumstances. Accordingly, SFLT and its subsidiaries are able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A Shares.

Management’s Discussion & Analysis Shaw Communications Inc.	61

SUMMARY OF QUARTERLY RESULTS

Below is a summary of the Company’s consolidated financial results and selected key performance drivers for fiscal 2020 and 2019.

(millions of Canadian dollars except per share amounts)	2020(1)				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	1,349	1,312	1,363	1,383	1,349	1,322	1,315	1,354

Adjusted EBITDA (2)	594	609	600	588	534	528	548	544

Restructuring costs	—	(14)	—	—	10	—	—	(1)

Amortization ()	(312)	(302)	(300)	(303)	(250)	(263)	(264)	(262)

Amortization of financing costs	(1)	—	(1)	(1)	(1)	(1)	—	(1)

Interest expense (1)	(68)	(67)	(68)	(71)	(66)	(62)	(68)	(62)

Other income (expense)	(1)	7	(19)	(3)	2	(36)	(1)	23

Income taxes	(37)	(49)	(45)	(48)	(63)	61	(61)	(55)

Net income (1)(3)	175	184	167	162	166	227	154	186

Net income attributable to equity shareholders	175	184	167	162	166	225	154	186

Net income attributable to non-controlling interests	—	—	—	—	—	2	—	—

Earnings per share (1)

Basic and diluted	0.34	0.35	0.32	0.31	0.32	0.43	0.30	0.36

Other Information

Cash flows from operating activities	632	588	361	339	435	432	410	291

Free cash flow (2)	152	221	191	183	42	174	159	163

Capital expenditures and equipment costs	307	268	276	260	382	280	279	271

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions below and under “Results of Operations” and “Segmented Operations Review.”

(2)

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about these measures, including how we calculate them.

(3)	Net income attributable to both equity shareholders and non-controlling interests.

F20 Q4 vs F20 Q3

In the fourth quarter of fiscal 2020, net income decreased $9 million compared to the third quarter of fiscal 2020 mainly due to an $15 million decrease in adjusted EBITDA and a $23 million increase in current taxes in the fourth quarter as well an $8 million decrease in other gains as a result of an insurance claim recovery in the third quarter partially offset by a $35 million decrease in deferred taxes and a $14 million decrease in restructuring costs in the fourth quarter.

F20 Q3 vs F20 Q2

In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains/losses, which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, offset by a $14 million restructuring cost and an $8 million increase in deferred taxes, also in the third quarter.

F20 Q2 vs F20 Q1

In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense, all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

F20 Q1 vs F19 Q4

In the first quarter of fiscal 2020, net income decreased $4 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

62	Shaw Communications Inc. 2020 Annual Report

F19 Q4 vs F19 Q3

In the fourth quarter of fiscal 2019, net income decreased $63 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

F19 Q3 vs F19 Q2

In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

F19 Q2 vs F19 Q1

In the second quarter of fiscal 2019, net income decreased $32 million compared to the first quarter of fiscal 2019 mainly due to a $20 million decrease in equity income related to the Company’s investment in Corus in the quarter and higher income taxes.

F19 Q1 vs F18 Q4

In the first quarter of fiscal 2019, net income decreased $10 million compared to the fourth quarter of fiscal 2018 mainly due to a $12 million decrease in adjusted EBITDA and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licences in the fourth quarter of fiscal 2018. These decreases were partially offset by a $10 million increase in equity income related to the Company’s investment in Corus in the first quarter.

Fourth Quarter 2020 Highlights

The following discusses the results for the fourth quarter of fiscal 2020 (three-month period ended August 31, 2020) as compared with the results from the fourth quarter of fiscal 2019 (three-month period ended August 31, 2019).

Revenue

Consolidated revenue was comparable year-over-year at $1.35 billion.

•

Wireless revenue of $294 million for the fourth quarter of fiscal 2020 increased $14 million, or 5.0%, over the fourth quarter of fiscal 2019. The increase was driven mainly by higher service revenues which contributed an incremental $27 million to consolidated revenue primarily due to higher postpaid RGUs and a 6.6% and 4.2% year-over-year increase in ABPU to $44.81 and ARPU to $39.65, respectively, reflecting the increased number of Wireless customers subscribing to higher service plans, partially offset by lower roaming revenue in the quarter due to less travel and roaming outside of the Company’s wireless home network resulting from the impact of the COVID-19 pandemic. Equipment revenue decreased $13 million, or 13.5%, over the previous year due to lower subscriber activations.

•	Consumer division revenue decreased $13 million, or 1.4%, to $917 million as growth in Internet revenue was offset by declines in Video, Satellite, and Phone subscribers and revenue.

•

Business division revenue of $140 million was essentially flat in comparison to the fourth quarter of fiscal 2019 as impacted Business customers temporarily reduced, suspended, or cancelled their accounts due to the challenging economic environment facing businesses stemming from the COVID-19 pandemic.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of $594 million increased $60 million, or 11.2%, from $534 million in the comparable prior year quarter. Removing the $40 million impact from IFRS 16 in the fourth quarter, adjusted EBITDA increased approximately 3.7% over the prior year quarter.

•

Wireless adjusted EBITDA of $84 million for the fourth quarter of fiscal 2020 improved by $33 million, or 64.7%, over the fourth quarter of fiscal 2019. The increase reflects the impact of the adoption of IFRS 16 which contributed $20 million, or 39.2%, to the increase while the remaining increase was mainly due to postpaid RGU growth, an increase in margins due to lower equipment sales and lower acquisition related costs, and continued ARPU growth of 4.2% in the quarter.

•

Wireline adjusted EBITDA for the fourth quarter of fiscal 2020 of $510 million increased 5.6%, or $27 million, from $483 million in the fourth quarter of fiscal 2019. The increase primarily reflects the impact of the adoption of IFRS 16 which contributed $20 million, or 4.1%, to the increase as well as the impact of the $10 million charge related to CRTC regulatory matters in the fourth quarter of fiscal 2019.

Management’s Discussion & Analysis Shaw Communications Inc.	63

Adjusted EBITDA margin

Adjusted EBITDA margin for the fourth quarter of 44.0% increased 440-basis points compared to 39.6% in the fourth quarter of fiscal 2019. Excluding the impact of IFRS 16, adjusted EBITDA margin of 41.1% increased 150-basis points in comparison to the fourth quarter of fiscal 2019.

Capital expenditures and equipment

In the fourth quarter of fiscal 2020, capital investment of $307 million decreased $75 million from the comparable period in fiscal 2019. Total Wireline capital spending of $192 million decreased by approximately $42 million year-over-year primarily due to lower success-based capital and investments in new housing development. Wireless spending of $115 million decreased by approximately $33 million year-over-year primarily due to the timing of expenditures and lower planned investment in the quarter.

Amortization

Amortization of $312 million increased 24.8% compared to the fourth quarter of 2019. The increase in amortization reflects the impact of the adoption of IFRS 16 which contributed an additional $37 million, or 14.8%, in amortization related to the newly recognized right-of-use assets as well as the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Interest

Interest expense of $68 million for the fourth quarter increased $2 million over the comparable prior year quarter and reflects the impact of the adoption of IFRS 16 which resulted in an additional $11 million in interest expense related to lease liabilities, partially offset by the lower average outstanding debt balances in the period.

Free cash flow

Free cash flow for the quarter of $152 million compared to $42 million in the comparable prior year quarter. The increase was largely due to higher adjusted EBITDA and lower capital expenditures and interest costs.

Income taxes

Income taxes were lower in the quarter compared to the fourth quarter of fiscal 2019 due mainly to the decrease in net income and the recognition of previously unrecognized tax losses.

Seasonality and Trends

While financial results for the Company are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Our Video subscriber activity is influenced by cord shaving and cord cutting trends, which has resulted in fewer subscribers watching traditional cable TV, as well as a lower number of TV subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods, and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of wireless competitive activity as a result of back to school and holiday season-related consumer behavior. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireline and Wireless businesses do not depend on any single customer or concentration of customers.

64	Shaw Communications Inc. 2020 Annual Report

Subscriber Statistics

Growth (losses) in subscriber statistics as follows:

	2020
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,478,371	(13,948)	(19,310)	(21,604)	(32,989)	1,390,520

Video – Satellite	703,223	(31,875)	(13,211)	(110)	(7,300)	650,727

Internet	1,911,703	5,648	6,072	(5,103)	(14,452)	1,903,868

Phone	767,745	(26,178)	(23,547)	(20,648)	(24,762)	672,610

Total Consumer	4,861,042	(66,353)	(49,996)	(47,465)	(79,503)	4,617,725

Video – Cable	41,843	1,622	(2,779)	(4,854)	1,680	37,512

Video – Satellite	35,656	2,333	1,099	(4,835)	1,749	36,002

Internet	173,686	694	(338)	82	4,146	178,270

Phone	379,434	4,253	1,509	1,779	685	387,660

Total Business	630,619	8,902	(509)	(7,828)	8,260	639,444

Total Wireline	5,491,661	(57,451)	(50,505)	(55,293)	(71,243)	5,257,169

Wireless – Postpaid	1,313,828	66,865	54,289	2,236	44,957	1,482,175

Wireless – Prepaid	344,357	(8,954)	(3,230)	(7,701)	14,867	339,339

Total Wireless	1,658,185	57,911	51,059	(5,465)	59,824	1,821,514

Total Subscribers	7,149,846	460	554	(60,758)	(11,419)	7,078,683

	2019
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,585,232	(23,768)	(28,953)	(24,303)	(29,837)	1,478,371

Video – Satellite	750,403	(28,893)	(9,627)	3,134	(11,794)	703,223

Internet	1,876,944	5,606	11,105	6,647	11,401	1,911,703

Phone	853,847	(15,957)	(20,916)	(21,517)	(27,712)	767,745

Total Consumer	5,066,426	(63,012)	(48,391)	(36,039)	(57,942)	4,861,042

Video – Cable	49,606	(254)	(1,465)	(4,301)	(1,743)	41,843

Video – Satellite	34,831	558	830	(626)	63	35,656

Internet	172,859	1,248	(1,440)	427	592	173,686

Phone	354,912	8,649	5,836	5,368	4,669	379,434

Total Business	612,208	10,201	3,761	868	3,581	630,619

Total Wireline	5,678,634	(52,811)	(44,630)	(35,171)	(54,361)	5,491,661

Wireless – Postpaid (1)	1,029,720	86,067	64,670	61,279	75,913	1,313,828

Wireless – Prepaid (1)	373,138	(20,452)	(16,887)	820	14,831	344,357

Total Wireless	1,402,858	65,615	47,783	62,099	90,744	1,658,185

Total Subscribers	7,081,492	12,804	3,153	26,928	36,383	7,149,846

(1)

The Company reduced the August 31, 2019 ending balance by 10,914 due to account cancellations dating back to 2016 previously not reported. The cancellations consisted of 3,821 postpaid and 7,093 prepaid subscribers. In the Company’s view, the cancellations were not significant in relation to previously reported amounts.

Management’s Discussion & Analysis Shaw Communications Inc.	65

RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2020 CONSOLIDATED RESULTS

				Change
				2020	2019
(millions of Canadian dollars except per share amounts)	2020 (1)	2019	2018	%	%
Operations:
Revenue	5,407	5,340	5,189	1.3	2.9
Adjusted EBITDA (2)	2,391	2,154	2,057	11.0	4.7
Adjusted EBITDA margin (2)	44.2%	40.3%	39.6%	9.7	1.8
Funds flow from continuing operations (3)	1,989	1,777	1,177	11.9	51.0
Net income from continuing operations	688	733	39	(6.1)	>100.0
Income (loss) from discontinued operations, net of tax	–	–	(6)	–	(100.0)
Net income	688	733	33	(6.1)	>100.0
Free cash flow (2)	747	538	385	38.8	39.7
Balance sheet:
Total assets	16,165	15,646	14,431
Long-term financial liabilities
Long-term debt (including current portion)	4,548	5,308	4,311
Other financial liabilities	–	–	–
Per share data:
Basic and diluted earnings per share
Continuing operations	1.32	1.41	0.06
Discontinued operations	–	–	(0.01)

	1.32	1.41	0.05

Weighted average number of participating shares outstanding during period (millions)	515	511	502
Cash dividends declared per share
Class A	1.1825	1.1825	1.1825
Class B	1.1850	1.1850	1.1850

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions below and under “Segmented Operations Review.”

(2)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about these measures, including how we calculate them.

(3)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Revenue and Adjusted EBITDA

Fiscal 2020 consolidated results were resilient and in line with guidance despite significant uncertainty arising from the COVID-19 pandemic and commodity price challenges. Adjusted EBITDA of $2,391 million in fiscal 2020 increased 11.0% over fiscal 2019. Removing the $158 million impact from IFRS 16 in the year, adjusted EBITDA increased approximately 3.7%. For further discussion of divisional performance see “Segmented Operations Review.”

Consolidated revenue of $5.41 billion for fiscal 2020 improved 1.3% over $5.34 billion for fiscal 2019. Revenue improved primarily due to the Wireless division contributing revenues of $1,166 million in fiscal 2020 as compared to $1,047 million in the prior year. The year-over-year improvement in Wireless revenue of $119 million, or 11.4%, reflects higher service revenues of $121 million driven primarily by added postpaid RGUs, higher ARPU, and higher ABPU partially offset by lower equipment revenues of $2 million, reflecting the impact of COVID-19 on consumer activity in the second half of fiscal 2020. Wireline division revenue was down $50 million, or 1.2%. Business division revenues increased $10 million, or 1.8%, and reflect the impacts from COVID-19 on the small and medium sized business market in the second half of the year while

66	Shaw Communications Inc. 2020 Annual Report

Consumer division revenues decreased $60 million, or 1.6%, compared to fiscal 2019 as contributions from rate adjustments and growth in Internet revenue were offset by declines in Video, Satellite, and Phone subscribers and revenue.

Adjusted EBITDA of $2.39 billion for the twelve-month period improved 11.0% compared to $2.15 billion for fiscal 2019. The improvement was primarily due to the Wireless division contributing $337 million over the twelve-month period as compared to $199 million in fiscal 2019 while the Wireline division contributed $2,054 million over the twelve-month period as compared to $1,955 million in fiscal 2019. The Wireless increase of $138 million, or 69.3%, over the comparable period reflects an increase in underlying performance of $62 million, or 31.2%, and an increase of $76 million, or 38.2%, relating to the impact of the adoption of IFRS 16. The increase in underlying performance was driven primarily by subscriber and ARPU growth. Wireline adjusted EBITDA of $2,054 million for fiscal 2020 increased 5.1%, or approximately 0.9% after removing the $82 million impact from the adoption of IFRS 16, resulting in a Wireline operating margin of 46.4%, an improvement of 90-basis points over fiscal 2019 (on pre-IFRS 16 basis). The increase also reflects the impact of the $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party Internet providers from 2016 onwards and the impact of a $15 million payment to address certain IP licensing matters, both recorded in fiscal 2019.

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. During the third quarter of fiscal 2020, the Company restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. In connection with the restructuring, the Company recorded costs of $14 million, primarily related to severance and employee related costs.

Amortization

(millions of Canadian dollars)	2020	2019	Change %
Amortization revenue (expense)
Deferred equipment revenue	16	21	(23.8)
Deferred equipment costs	(65)	(85)	(23.5)
Property, plant and equipment, intangibles and other (1)	(1,168)	(974)	19.9

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussion below.

Amortization of property, plant and equipment, intangibles and other increased 19.9% for the year ended August 31, 2020. The increase in amortization reflects the impact of the adoption of IFRS 16 which resulted in an additional $141 million in amortization related to the newly recognized right-of-use assets as well as the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and Interest expense

(millions of Canadian dollars)	2020	2019	Change %
Amortization of financing costs – long-term debt	3	3	–
Interest expense (1)	274	258	6.2

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussion below.

Interest expense for the year ended August 31, 2020 increased over the comparable period and reflects the impact of the adoption of IFRS 16, which resulted in an additional $44 million in interest expense related to lease liabilities, partially offset by the lower average outstanding debt balances and interest rates in fiscal 2020 in comparison to fiscal 2019.

Other income and expenses

(millions of Canadian dollars)	2020	2019	Increase / (decrease)
Equity income of an associate or joint venture	–	46	(46)
Loss on disposal of an associate or joint venture	–	(109)	109
Other gains (losses)	(16)	50	(66)

	(16)	(13)	(3)

On May 31, 2019, the Company sold all of its 80,630,383 Corus Class B non-voting participating shares at a price of $6.80 per share. Proceeds, net of transaction costs, were $526 million, which resulted in a loss of $109 million for fiscal 2019. In fiscal 2019, the Company also recorded equity income of $46 million related to its investment in Corus. As the Company no longer had an equity investment in Corus for fiscal 2020, there was no income or loss recorded.

Other gains (losses) generally include realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses

Management’s Discussion & Analysis Shaw Communications Inc.	67

on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In fiscal 2020, the category includes a net $2 million loss related to the disposal of property, plant and equipment and a $17 million debt redemption penalty related to the early redemption of $800 million in senior notes in December 2019 partially offset by a $6 million insurance claim recovery. In the prior year, the category includes a net $32 million gain on the disposal of property, plant and equipment, a $6 million gain on the disposal of a non-core business, as well as a $15 million gain on the disposal of a minor portfolio investment.

Earnings per share

(millions of Canadian dollars except per share amounts)	2020	2019	Change %
Net income (1)	688	733	(6.1)
Weighted average number of participating shares outstanding during period (millions)	515	511
Earnings per share
Basic and diluted	1.32	1.41

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions under “Results of Operations” and “Segmented Operations Review.”

Net income

Net income was $688 million in 2020 compared to $733 million in 2019. The year-over-year changes are summarized in the table below.(1)

(millions of Canadian dollars)
Increased adjusted EBITDA (1)(2)	237
Increased restructuring costs	(23)
Increased amortization (1)	(179)
Increased interest expense (1)	(16)
Decreased equity income of an associate or joint venture	(46)
Change in other net costs and revenue (3)	43
Increased income taxes	(61)

(45)

(1)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions under “Results of Operations” and “Segmented Operations Review.”

(2)

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about this measure, including how we calculate it.

(3)

Net other costs and revenue include gains and losses on disposals of fixed assets and intangibles, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the Consolidated Statements of Income.

Net other costs and revenues had a $45 million favourable impact on net income primarily due to the impact of a $109 million loss related to the Company’s disposal of its investment in Corus Class B non-voting participating shares recorded in the prior year, partially offset by a $15 million gain on the disposal of a minor portfolio investment and a $32 million net gain on the disposal of fixed assets and intangibles in the prior year and a $17 million debt redemption penalty in fiscal 2020.

68	Shaw Communications Inc. 2020 Annual Report

SEGMENTED OPERATIONS REVIEW

WIRELINE

(millions of Canadian dollars)	2020(1)	2019	Change %
Consumer	3,683	3,743	(1.6)
Business	567	557	1.8

Wireline revenue	4,250	4,300	(1.2)
Adjusted EBITDA (2)	2,054	1,955	5.1

Adjusted EBITDA margin (2)	48.3%	45.5%	6.2

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” and discussion below.
(2)

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about these measures, including how we calculate them.

Wireline RGUs decreased by 234,492 in the current fiscal year, compared to net losses of 186,973 RGUs in fiscal 2019. Total Business RGU gains of 8,825 were more than fully offset by total Consumer RGU losses of 243,317 in the year which included net losses in cable Video of 87,851, Phone of 95,135, satellite Video of 52,496, and Internet of 7,835.

Consumer revenue for the year of $3.7 billion decreased 1.6% compared to the prior year as growth in Internet revenues were more than fully offset by declines in mature products, including Video, Satellite, and Phone subscribers and revenues. Business revenue for the year of $567 million was 1.8% higher over the prior year with the modest growth reflecting the impacts from COVID-19 on the small and medium sized business market in the second half of fiscal 2020.

Adjusted EBITDA of $2.1 billion increased 5.1% over the comparable period and reflects an increase of $82 million, or 4.2%, relating to the impact of the adoption of IFRS 16 while the underlying performance increased approximately 0.9%, resulting in a Wireline operating margin of 46.4%, an improvement of 90-basis points over fiscal 2019 (on a pre-IFRS 16 basis).

WIRELESS

(millions of Canadian dollars)	2020(1)	2019	Change %
Service	815	694	17.4
Equipment and other	351	353	(0.6)

Wireless revenue	1,166	1,047	11.4
Adjusted EBITDA (2)	337	199	69.3

Adjusted EBITDA margin (2)	28.9%	19.0%	52.1

(1)	Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” and discussion below.
(2)

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about these measures, including how we calculate them.

In Wireless, the Company gained 163,329 net postpaid and prepaid subscribers in the year, consisting of 168,347 postpaid additions offset by 5,018 prepaid losses. The increase in the customer base reflects continued customer demand for the Big Gig data-centric pricing and packaging options, including Absolute Zero, as well as the launch of Shaw Mobile in British Columbia and Alberta on July 30, 2020.

Wireless revenue for the year of $1,166 million increased $119 million, or 11.4%, over the prior year. The increase in revenue was driven primarily by year-over-year growth in service revenue while equipment revenue was essentially flat as a result of a decrease in subscriber activity relating to the temporary closure of a number of retail locations amid the COVID-19 pandemic in the second half of fiscal 2020. The increase in service revenue was driven by RGU, ABPU, and ARPU growth in which a net 168,347 postpaid subscribers were added, representing a 12.8% increase, while ABPU of $44.13 and ARPU of $38.95 in fiscal 2020 compared to $41.67 and $37.92, respectively, in the prior year.

Adjusted EBITDA for the year of $337 million increased $138 million, or 69.3%, over the prior year and reflects an increase in underlying performance of $62 million, or 31.2%, and an increase of $76 million, or 38.2%, relating to the impact of the adoption of IFRS 16. The increase in underlying performance is driven primarily by subscriber and ARPU growth.

Management’s Discussion & Analysis Shaw Communications Inc.	69

Capital Expenditures and Equipment Costs

	Year ended August 31,
(millions of Canadian dollars)	2020	2019	Change %
Wireline

New housing development	120	138	(13.0)

Success based	243	256	(5.1)

Upgrades and enhancements	331	346	(4.3)

Replacement	26	28	(7.1)

Buildings and other	95	59	61.0

Total as per Note 26 to the audited annual consolidated financial statements	815	827	(1.5)

Wireless
Total as per Note 26 to the audited annual consolidated financial statements	296	385	(23.1)

Consolidated total as per Note 26 to the audited annual consolidated financial statements	1,111	1,212	(8.3)

Capital investment was $1,111 million in fiscal 2020 compared to $1,212 million in fiscal 2019. The decrease was driven primarily by a decrease in the Wireless division as a result of lower planned capital expenditures in the year due to increased investments related to market expansion in the prior year while Wireline investment decreased primarily due to lower system network infrastructure spending.

Wireline

Success-based capital for fiscal 2020 of $243 million was $13 million lower than fiscal 2019. The current year decrease in success-based capital was due primarily to lower equipment purchases in the year and an increase in customer self-installs.

Capital spend on the combined upgrades and enhancement, and replacement categories was $357 million for the year, a $17 million decrease over fiscal 2019 driven primarily by lower planned Wireline spend on system network infrastructure.

Capital spend on new housing development of $120 million in the year was $18 million lower than the prior fiscal year, driven by a decrease in residential and commercial customer network growth and acquisition.

Investment in buildings and other of $95 million in fiscal 2020 increased $36 million over fiscal 2019 primarily related to higher corporate related costs in the period as well as the impact of proceeds on disposal of corporate assets received in the comparable period.

Wireless

Capital investment of $296 million in fiscal 2020 decreased $89 million compared to fiscal 2019, primarily due to the planned decrease in Wireless spending in the year as a result of lower costs relating to the continued deployment of 700 MHz spectrum. In fiscal 2020, the Company continued its investment in its wireless network and infrastructure, specifically in the deployment of 600 MHz spectrum and development of 5G capabilities. Enhancements to the back-office systems including the billing system and digital transformation continued along with an increased spend in the area of retail due primarily to the launch of Shaw Mobile.

70	Shaw Communications Inc. 2020 Annual Report

FINANCIAL POSITION

Effective September 1, 2019, the Company adopted IFRS 16 and IFRIC 23 and has not restated comparatives for fiscal 2019. For the purposes of this analysis, the Company will therefore use September 1, 2019 figures for comparative purposes. See “New Accounting Standards” for more information.

Total assets were $16.2 billion at August 31, 2020, compared to $17.0 billion at September 1, 2019. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since September 1, 2019.

Current assets decreased $700 million primarily due to decreases in cash of $683 million, accounts receivable of $19 million, and inventories of $26 million. These decreases were partially offset by an increase in current portion of contract assets of $26 million and other current assets of $2 million. Cash decreased primarily due to the repayment of $2.05 billion of senior notes offset by the issuance of senior notes totaling $1.30 billion and other financing activities as well as cash outlays for investing activities partially offset by funds flow from continuing operations. Refer to “Liquidity and Capital Resources” for more information.

The current portion of contract assets increased during the year mainly due to the prior year increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $79 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the year.

Contract assets decreased $12 million during the year mainly due to a decrease in Wireless subscribers participating in the Company’s discretionary wireless handset discount program in the second half of fiscal 2020 primarily due to lower activity associated with the temporary closure of a significant number of retail stores in response to the COVID-19 pandemic.

Current liabilities decreased $1.24 billion during the year primarily due to a decrease in the current portion of long-term debt of $1.25 billion due to the repayment of senior notes in October 2019, a decrease in accounts payable and accrued liabilities of $16 million, a decrease in current provisions of $118 million, a decrease in income taxes payable of $14 million and a $12 million decrease in the current portion of contract liabilities. This was partially offset by an increase in short-term borrowings of $160 million.

Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures, interest, and programming costs. The decrease in current provisions was mainly due to the payment of restructuring costs of $130 million related to the TBT in fiscal 2020.

Short-term borrowings increased due to the draw of an additional $160 million under the Company’s accounts receivable securitization program.

Long-term debt increased $490 million primarily due to the issuance of senior notes totaling $1.3 billion, partially offset by the early redemption of other senior notes totaling $800 million.

Shareholders’ equity decreased $30 million mainly due to a decrease in retained earnings. Retained earnings decreased as the current period income of $688 million was more than fully offset by dividends of $617 million and shares repurchased under the NCIB program of $91 million. Share capital decreased $3 million due to the impact of 5,614,672 shares repurchased under the terms of the Company’s NCIB program which was partially offset by the issuance of 1,857,734 Class B Non-Voting Shares under the Company’s stock option plan and Dividend Reinvestment Plan (DRIP). Accumulated other comprehensive loss increased $5 million.

As at October 15, 2020, share capital is as reported at August 31, 2020 with the exception of the issuance of a total 14,250 Class B Non-Voting Shares upon exercise of options under the Company’s option plan.

Management’s Discussion & Analysis Shaw Communications Inc.	71

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2020	2019	Change %
Funds flow from continuing operations	1,989	1,777	11.9
Net change in non-cash working capital balances related to continuing operations	(69)	(209)	(67.0)

	1,920	1,568	22.4

Funds flow from operations in fiscal 2020 increased over the comparable period primarily due to an increase in the funds flow from operations which reflects the impact of the adoption of IFRS 16 where payments related to lease liabilities are reflected under financing activities for the period and an increase in the net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory, and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(millions of Canadian dollars)	2020	2019	Increase
Cash flow used in investing activities	(1,154)	(1,133)	21

In fiscal 2020, cash used in investing activities increased over the comparable period primarily due to proceeds of $551 million received from the sale of our investment in Corus and other investments and $90 million in proceeds generated from the disposal of a non-core business and property, plant and equipment all in the prior year partially offset by lower outlays for capital expenditures in the year as compared to the prior year and a $492 million decrease year-over-year in spectrum purchases.

Financing activities

The changes in financing activities during 2020 and 2019 were as follows:

(millions of Canadian dollars)	2020	2019
Increase in short-term borrowings	160	–
Issuance of long-term debt	1,300	1,000
Repayment of long-term debt	(2,068)	–
Bank facility and long-term debt costs	(14)	(9)
Payment of lease liabilities	(112)	–
Issuance of Class B Non-Voting Shares	9	35
Purchase of Class B Non-Voting Shares	(140)	–
Dividends paid on Class A Shares and Class B Non-Voting Shares	(573)	(389)
Dividends paid on Preferred Shares	(9)	(9)
Payment of distributions to non-controlling interests	(2)	–
Other	–	(1)

	(1,449)	627

The increase in the payment of lease liabilities in fiscal 2020 reflects the impact of the adoption of IFRS 16 in the current year with these outflows reflected in operating activities in fiscal 2019. See “New Accounting Standards” for further detail.

72	Shaw Communications Inc. 2020 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2020, the Company generated $747 million of free cash flow. Shaw used its free cash flow along with cash of $763 million, $1,286 million net proceeds from senior note issuances, $160 million net proceeds from its accounts receivable securitization program, and proceeds from the issuance of Class B Non-Voting Shares of $9 million to fund the net working capital change of $34 million, pay common share dividends of $573 million, repay at maturity $1.25 billion 5.65% senior notes, repurchase $140 million of Class B Non-Voting Shares under the Company’s NCIB program, and pay $143 million for amounts related to restructuring costs.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $37 million during fiscal 2020.

Debt structure and financial policy

Shaw structures its borrowings generally on an unsecured and standalone basis. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

The Company issued Class B Non-Voting Shares from treasury under its DRIP and incremental Class B Non-Voting Shares of $37 million during the year ended August 31, 2020. On October 25, 2019, and in accordance with the terms of its DRIP, the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP were first applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at August 31, 2020, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at August 31, 2020). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of our other assets.

As at August 31, 2020, the net debt leverage ratio for the Company was 2.3x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.5x to 3.0x would be optimal leverage for the Company in the current environment. This target was updated from 2.0x to 2.5x in November 2019 based on the impact of IFRS 16. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares in the event that pricing levels were to drop precipitously.

The Company calculates net debt leverage ratio as follows (1):

(millions of Canadian dollars)	2020	2019
Short-term borrowings	200	40
Current portion of long-term debt	1	1,251
Current Portion of Lease Liabilities	113	–
Long-term debt	4,547	4,057
Lease Liabilities	1,157	–
50% of outstanding preferred shares	147	147
Cash	(763)	(1,446)

(A) Net debt (2)	5,402	4,049
Adjusted EBITDA (2)(3)	2,391	2,154
Corus dividends	–	10
(B) Adjusted EBITDA (2)(3) including Corus dividends	2,391	2,164

(A/B) Net debt leverage ratio (2)(3)	2.3x	1.9x

(1)	The following contains a description of the Company’s use of non-GAAP financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

Net debt, adjusted EBITDA, and net debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for information about these measures.

(3)

Fiscal 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as discussions under “Results of Operations” and “Segmented Operations Review.”

On October 29, 2019, the Company announced that it had received approval from the TSX to establish a NCIB program. The NCIB program commenced on November 1, 2019 and remains in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to

Management’s Discussion & Analysis Shaw Communications Inc.	73

24,758,127 Class B Non-Voting Shares representing 5% of all of the issued and outstanding Class B Non-Voting Shares as at October 18, 2019.

During the year ended August 31, 2020, the Company purchased 5,614,672 Class B Non-Voting Shares for cancellation for a total cost of approximately $140 million under the NCIB program. The Company suspended share repurchases under its NCIB program in April 2020.

On October 1, 2019, the Company repaid the $1.25 billion of 5.65% senior notes at maturity with cash on hand.

On December 9, 2019, the Company issued $800 million of senior notes, consisting of $500 million principal amount of 3.30% senior notes due 2029 and $300 million principal amount of 4.25% senior notes due 2049. The net proceeds of the offering of $792 million, along with cash on hand, were used to fund the redemption of the $500 million principal amount of 5.50% senior notes due 2020 and the $300 million principal amount of 3.15% senior notes due 2021 as noted below.

On December 12, 2019, the Company drew an additional $80 million under its accounts receivable securitization program, bringing the total amount drawn under the program to $200 million. The program is now fully drawn.

On December 24, 2019, the Company redeemed the $500 million principal amount of 5.50% senior notes due December 7, 2020 and the $300 million principal amount of 3.15% senior notes due February 19, 2021. In conjunction with the redemption, the Company paid make whole premiums of $17 million and accrued interest of $5 million. The Company has no senior note maturities until November 2023.

On April 22, 2020, the Company issued $500 million principal amount of 2.90% senior notes due December 9, 2030.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios. At August 31, 2020, Shaw is in compliance with these covenants and, based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

	Covenant as at August 31, 2020	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	1.82:1	< 5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	9.84:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

Subsequent to year-end, on October 29, 2020, the Company’s Board of Directors approved the renewal of the NCIB program to purchase up to 24,532,404 Class B Non-Voting Shares, representing 5% of all of the issued and outstanding Class B Non-Voting Shares as of October 22, 2020. The NCIB program remains subject to approval by the TSX and, if accepted, will be conducted in accordance with the applicable rules and policies of the TSX and applicable Canadian securities law.

74	Shaw Communications Inc. 2020 Annual Report

Preferred Share Dividends

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five-year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rates for the Series B Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%
December 31, 2017 to March 30, 2018	2.872%
March 31, 2018 to June 29, 2018	3.171%
June 30, 2018 to September 29, 2018	3.300%
September 30, 2018 to December 30, 2018	3.509%
December 31, 2018 to March 30, 2019	3.713%
March 31, 2019 to June 29, 2019	3.682%
June 30, 2019 to September 29, 2019	3.687%
September 30, 2019 to December 30, 2019	3.638%
December 31, 2019 to March 30, 2020	3.652%
March 31, 2020 to June 29, 2020	3.638%
June 30, 2020 to September 29, 2020	2.255%
September 30, 2020 to December 30, 2020	2.149%

The floating quarterly dividend rate will be reset quarterly.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Off-balance sheet arrangement and guarantees

Guarantees

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 27 to the Consolidated Financial Statements. As disclosed therein, Shaw believes it is remote that these agreements would require any cash payment.

Management’s Discussion & Analysis Shaw Communications Inc.	75

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2020 are detailed in the following table.

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Short-term borrowings	200	200	–	–	–
Long-term debt (1)	7,549	219	938	910	5,482
Lease liabilities	1,631	154	288	273	916
Purchase obligations (2)	1,158	501	311	232	114
Property, plant and equipment	217	184	30	3	–

	10,755	1,258	1,567	1,418	6,512

(1)	Includes principal repayments and interest payments.
(2)	Includes contractual obligations under service, product, and wireless device contracts, program related agreements and exclusive rights to use intellectual property in Canada.

Share Capital and Listings

The Company is authorized to issue a limited number of Class A Shares; an unlimited number of Class B Non-Voting Shares; an unlimited number of Class 1 Preferred Shares issuable in series; and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated the Series A Shares and 12,000,000 were designated the Series B Shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

As at October 15, 2020, there are 22,372,064 Class A Shares, 490,647,083 Class B Non-Voting Shares, 10,012,393 Series A Shares, and 1,987,607 Series B Shares issued and outstanding. There were also 7,212,880 options to purchase Class B Non-Voting Shares and 14,281 RSUs that will settle in Class B Non-Voting Shares issued from treasury outstanding. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The following table sets forth, for each month during the fiscal year ending August 31, 2020, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange (TSXV) and for the Class B Non-Voting Shares, Series A Shares, and Series B Shares on the TSX.

	Class A Shares(1) TSX Venture-SJR.A			Class B Non-Voting Shares(1) TSX-SJR.B			Series A Shares(1) TSX-SJR.PR.A			Series B Shares(1) TSX-SJR.PR.B
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
Sep 2019	27.25	26.25	6,172	26.92	25.24	17,860,072	13.40	12.81	134,343	13.74	12.99	47,020
Oct 2019	27.84	25.90	3,002	26.98	24.68	23,287,051	13.21	12.60	127,065	13.51	12.96	46,482
Nov 2019	28.33	27.53	3,378	27.69	26.47	28,062,196	13.68	12.95	103,121	13.75	13.10	70,077
Dec 2019	30.92	26.21	6,842	27.51	26.23	20,287,578	14.34	13.27	77,152	14.38	13.49	48,892
Jan 2020	27.50	26.11	11,938	26.90	25.74	26,392,854	14.87	13.60	124,485	14.61	14.00	33,774
Feb 2020	29.99	23.51	18,237	26.64	23.07	24,293,776	13.99	12.93	47,960	14.42	13.50	15,249
Mar 2020	26.74	18.23	14,615	24.37	17.77	64,180,416	13.07	8.50	155,840	13.49	9.00	30,737
Apr 2020	26.80	21.90	20,981	24.00	21.70	27,615,497	12.01	10.10	156,256	11.80	9.58	33,586
May 2020	24.95	22.25	2,828	23.42	21.39	38,574,933	11.98	10.50	61,615	12.18	10.83	29,614
Jun 2020	25.35	22.75	15,482	24.42	21.85	25,841,412	11.60	10.99	72,115	11.66	10.24	25,452
Jul 2020	24.99	22.27	6,361	24.75	21.78	24,012,477	12.24	10.65	322,645	11.80	10.50	8,792
Aug 2020	26.50	25.16	4,267	25.48	24.36	18,258,103	12.48	11.64	231,439	12.00	11.31	168,675

(1)	Trading price and volume data is obtained from the TMX group

76	Shaw Communications Inc. 2020 Annual Report

Share Splits

There have been four splits of the Company’s Class A and Class B Non-Voting Shares: July 30, 2007 (2 for 1); February 7, 2000 (2 for 1); May 18, 1994 (2 for 1); and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base was reduced for tax purposes.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2020 Annual Information Form, can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (NYSE) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investor Relations, Corporate Governance, Compliance with NYSE Corporate Governance Listing Standards).

CERTIFICATION

The Company’s Executive Chair & Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting (ICFR).

As at August 31, 2020, the Company’s management, together with its Executive Chair & Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and ICFR. Based on these evaluations, the Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have concluded that the Company’s disclosure controls and procedures and the Company’s ICFR are effective.

Other than the items described below, there have been no changes in the Company’s ICFR during the fiscal year that have materially affected, or are reasonably likely to materially affect, Shaw’s ICFR.

On September 1, 2019, the Company adopted IFRS 16 Leases and implemented a new lease accounting system that enabled it to comply with the IFRS 16 requirements. As a result, certain additions and modifications have been made to the Company’s ICFR. Notably, the Company has:

•	updated its policies and procedures related to leases; and

•	implemented controls surrounding the recently implemented lease accounting system to ensure the inputs, processes and outputs are accurate

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management’s Discussion & Analysis Shaw Communications Inc.	77